


10015826

INTERNATIONAL FINANCE CORPORATION


IFC
INTERNATIONAL FINANCE CORPORATION

Management's Discussion & Analysis and Condensed Consolidated Quarterly Financial Statements March 31, 2010 (unaudited)

Contents
March 31, 2010

OVERVIEW

This document should be read in conjunction with the International Finance Corporation (IFC) consolidated financial statements and management's discussion and analysis issued for the fiscal year ended June 30, 2009 (FY09). IFC undertakes no obligation to update any forward-looking statements.

IFC is an international organization, established in 1956, to further economic growth in its developing member countries by promoting private sector development. IFC is a member of the World Bank Group, which also comprises the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). It is a legal entity separate and distinct from IBRD, IDA, MIGA, and ICSID, with its own Articles of Agreement, share capital, financial structure, management, and staff. Membership in IFC is open only to member countries of IBRD. As of March 31, 2010, IFC's entire share capital was held by 182 member countries.

IFC's principal investment products are loans and equity investments, with smaller debt securities and guarantee portfolios. IFC also plays a catalytic role in mobilizing additional funding from other investors and lenders, either through cofinancing or through loan participations, underwritings, and guarantees. In addition to project finance, corporate lending and resource mobilization, IFC offers an array of financial products and advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment. Unlike most multilateral development institutions, IFC does not accept host government guarantees of its exposures. IFC raises virtually all of the funds for its lending activities through the issuance of debt obligations in the international capital markets, while maintaining a small borrowing window with IBRD. Equity investments are funded from net worth.

The Management Discussion and Analysis contains forward looking statements which may be identified by such terms as "anticipates," "believes," "expects," "intends," "plans" or words of similar meaning. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond IFC's control. Consequently, actual future results could differ materially from those currently anticipated.

FINANCIAL SUMMARY

Basis of Preparation of IFC's Condensed Consolidated Financial Statements

The accounting and reporting policies of IFC conform to accounting principles generally accepted in the United States (US GAAP).

Financial Performance Summary

IFC's net income is affected by a number of factors, principally income generated from its equity investment portfolio (largely comprising dividends, realized capital gains on equity sales and unrealized gains and losses on equity investments); impairment of equity investments; the magnitude of provisions for losses against its loans and guarantees; loans in nonaccrual status and recoveries of interest on loans formerly in nonaccrual status; and the amount and timing of the utilization of Board of Director and Board of Governor approved designations of retained earnings.

A significant part of IFC's liquid assets trading portfolio is invested in fixed income securities, including asset-backed securities. Certain of IFC's financial instruments accounted for at fair value (e.g., the liquid assets trading portfolio, certain equity investments, borrowings and all derivative financial instruments) are also subject to external market factors that significantly affect the value of such securities, adding variability to net income and other comprehensive income.

IFC has reported income before net gains and losses on other non-trading financial instruments accounted for at fair value and before grants to IDA of $1,254 million in the nine months ended March 31, 2010 (FY10 Q1-Q3) as compared to a loss of $861 million in the nine months ended March 31, 2009 (FY09 Q1-Q3). After net losses on other non-trading financial instruments accounted for at fair value of $244 million in FY10 Q1-Q3 ($776 million of gains - FY09 Q1-Q3) and grants to IDA of $200 million in FY10 Q1-Q3 ($450 million in FY09 Q1-Q3), IFC has reported net income of $810 million in FY10 Q1-Q3 ($535 million net loss - FY09 Q1-Q3).

In the three months ended March 31, 2010 (FY10 Q3), IFC has reported net income of $335 million, as compared to a net loss of $68 million in the three months ended March 31, 2009 (FY09 Q3).

CLIENT SERVICES

Business Overview

In partnership with private investors, IFC assists in financing the establishment, improvement, and expansion of private sector enterprises by making investments where sufficient private capital is not otherwise available on reasonable terms. IFC seeks to bring together domestic and foreign private capital and experienced management and thereby create conditions conducive to the flow of private capital (domestic and foreign) into productive investments in its developing member countries. In this way, IFC plays a catalytic role in mobilizing additional funding from other investors and lenders through parallel loans, loan participations, partial credit guarantees, securitizations, loan sales, risk sharing facilities, and fund investments through the IFC Asset Management Company, LLC (AMC) and other IFC initiatives (resource mobilization). In addition to project finance, corporate lending and resource mobilization, IFC offers an array of financial products and advisory services to private businesses in the developing world with a view to fulfilling its developmental mission. IFC also advises member governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.

IFC's strategic priorities comprise: (i) strengthening the focus on frontier markets; (ii) building enduring partnerships with emerging market players; (iii) addressing climate change and ensuring environmental and social sustainability; (iv) promoting private sector growth in infrastructure, health, education, and the food supply chain; and (v) developing local financial markets. IFC's strategic priorities are aligned with the World Bank Group's strategic directions.

INVESTMENTS
IFC's investments are normally made in its developing member countries. The Articles of Agreement mandate that IFC shall invest in productive private enterprise. The requirement for private ownership does not disqualify enterprises that are partly owned by the public sector if such enterprises are organized under local commercial and corporate law, operate free of host government control in a market context and according to profitability criteria, and/or are in the process of being totally or partially privatized.

ADVISORY SERVICES
Advisory services have become a more substantial and important part of IFC's business and a critical tool for extending IFC's reach and impact.

NEW INITIATIVES
The financial crisis that began with the collapse of the U.S. subprime mortgage market quickly spread as credit markets froze and trade volumes contracted. IFC launched a series of initiatives to help private enterprises cope with the crisis. These initiatives combine IFC funds with contributions mobilized from various sources, including governments and other international financial institutions. IFC's new initiatives are designed to address both the immediate and long-term needs of IFC's clients.

Investment Program Summary

COMMITMENTS
In FY10 Q1-Q3, IFC entered into new commitments totaling $6,840 million, compared with $6,203 million for FY09 Q1-Q3. In addition, IFC mobilized resources totaling $2,805 million, compared with $2,164 million in FY09 Q1-Q3.

FY10 Q1-Q3 and FY09 Q1-Q3 commitments and resources mobilized comprised the following (US$ millions):

	FY10 Q1-Q3	FY09 Q1-Q3
*Commitments**		
Loans	$ **2,973**	$ 3,194
Equity investments	**1,373**	1,437
Guarantees	**2,483**	1,567
Client risk management	**11**	5
Total commitments	$ **6,840**	$ 6,203
B-loans	$ **792**	$ 1,691
Structured finance	**93**	24
Parallel loans	**351**	293
Other mobilization	**254**	-
New initiatives:		
IFC Capitalization Fund	**25**	-
Microfinance Enhancement Facility	**123**	156
Global Trade Liquidity Program	**1,043**	-
Infrastructure Crisis Facility	**10**	-
Debt and Asset Recovery Program	**114**	-
Total resources mobilized	$ **2,805**	$ 2,164

* Debt security commitments are included in loans and equity investments based on their predominant characteristics.

DISBURSEMENTS
IFC disbursed $4,877 million for its own account in FY10 Q1-Q3 ($4,663 million in FY09 Q1-Q3): $3,785 million of loans ($3,647 million in FY09 Q1-Q3), $845 million of equity investments ($822 million in FY09 Q1-Q3), and $247 million of debt securities ($194 million in FY09 Q1-Q3).

DISBURSED INVESTMENT PORTFOLIO
IFC's total disbursed investment portfolio (before reserves against losses on loans, fair value and other adjustments) was $24,482 million at March 31, 2010 ($22,251 million at June 30, 2009), comprising the disbursed loan portfolio of $18,034 million ($16,646 million at June 30, 2009), the disbursed equity portfolio of $4,761 million ($4,105 million at June 30, 2009), and the disbursed debt security portfolio of $1,687 million ($1,500 million at June 30, 2009).

RESOURCE MOBILIZATION
Resource mobilization is defined as financing from entities other than IFC that becomes available to clients due to IFC's direct involvement in raising resources. IFC finances only a portion, usually not more than 25%, of the cost of any project. All IFC-financed projects, therefore, require other financial partners. IFC mobilizes such private sector finance from other entities through parallel loans, loan participations, partial credit guarantees, securitizations, loan sales, risk sharing facilities, and fund investments through the AMC and other IFC initiatives.

RESOURCE MOBILIZATION RATIO
The resource mobilization ratio is defined as:

$$\frac{\text{Loan participations + parallel loans +sales of loans+ non-IFC investment part of structured finance + non-IFC part of new initiatives commitments}}{\text{Commitments (IFC investments + IFC portion of structured finance + IFC part of new initiatives commitments)}}$$

For each dollar that IFC committed, IFC mobilized (in the form of B-loans, parallel loans, sales of loans, the non-IFC portion of structured finance and the non-IFC portion of new initiatives commitments) $0.41 in FY10 Q1-Q3 ($0.35 in FY09 Q1-Q3).

TREASURY SERVICES

Liquid Assets

IFC invests its liquidity in highly rated fixed and floating rate instruments issued by, or unconditionally guaranteed by, governments, government agencies and instrumentalities, multilateral organizations, and high quality corporate issuers; these include mortgage- and asset-backed securities, time deposits, and other unconditional obligations of banks and financial institutions. IFC manages the market risk associated with these investments through a variety of hedging techniques including derivatives, principally currency and interest rate swaps and financial futures.

IFC's liquid assets are invested in five separate portfolios, internally named P0 through P4. All five portfolios are accounted for as trading portfolios. At March 31, 2010, the fair value of the P0 through P4 portfolios totaled $19,509 million ($17,864 million at June 30, 2009).

In addition, a portfolio was created in FY08 in support of IFC's local currency lending capabilities (the P6 portfolio). The P6 portfolio contains the proceeds of liquidity raised in local currency prior to disbursement and is managed by IFC's Treasury Department against local interbank rate indices. At March 31, 2010, this portfolio contained short-term money market instruments denominated in Brazilian real, Russian ruble and Mexican peso. The P6 portfolio totaled $404 million at March 31, 2010 ($447 million at June 30, 2009).

IFC has an active approach to managing the liquid assets portfolios by making investments on an aggregate portfolio basis against its benchmark within specified risk parameters. In implementing these portfolio management strategies, IFC utilizes derivative instruments, including futures, and options, and takes long or short positions in securities.

All liquid assets are managed according to an investment authority approved by IFC's Board of Directors and investment guidelines approved by IFC's Corporate Risk Committee, a subcommittee of IFC's Management Team.

Borrowings

The major source of IFC's borrowings is the international capital markets. Under the Articles of Agreement, IFC may borrow in the public markets of a member country only with approvals from that member and also the member in whose currency the borrowing is denominated. IFC borrowed (after the effect of borrowing-related derivatives) $7,093 million during FY10 Q1-Q3 ($4,944 million in FY09 Q1-Q3), including net short-term borrowings of $1,304 million ($0 - FY09 Q1-Q3). The increase is largely as a result of: (i) IFC's short-term discount note program that provides an additional liquidity management tool for IFC and supports certain of IFC's new initiatives; and (ii) anticipated growth in IFC's investment commitments. The discount note program provides for issuances with maturities ranging from overnight to one year, and was launched in the three months ended June 30, 2009.

IFC's borrowings are generally swapped into US dollars through the use of currency and interest rate swaps. IFC's mandate to help develop domestic capital markets can result in providing local currency funds for on-lending to its clients rather than being swapped into US dollars. At March 31, 2010, $338 million of non-US dollar-denominated market borrowings in Chinese renminbi and C.F.A. franc were used for such purposes ($297 million - June 30, 2009). In addition, at March 31, 2010, $112 million of Brazilian real borrowing funded a non-investment portfolio loan as opposed to being swapped into US dollars ($102 million - June 30, 2009).

CAPITAL AND RETAINED EARNINGS

As of March 31, 2010, IFC's total capital as reported in IFC's condensed consolidated balance sheet amounted to $18,169 million, up from the June 30, 2009 level of $16,122 million. At March 31, 2010, total capital comprised $2,369 million of paid-in capital, unchanged from June 30, 2009, $13,852 million of retained earnings ($13,042 million at June 30, 2009), and $1,948 million of accumulated other comprehensive income ($711 million at June 30, 2009).

Designations of Retained Earnings

Beginning in the year ended June 30, 2004 (FY04), IFC began a process of designating retained earnings to increase its support of advisory services and, subsequently, for performance-based grants (PBG) (year ended June 30, 2005 (FY05)), grants to IDA (year ended June 30, 2006 (FY06)), the Global Infrastructure Project Development Fund (FY08), and IFC SME Ventures for IDA Countries (FY08). The levels and purposes of retained earnings designations are set based on Board-approved principles, which are applied each year to assess IFC's financial capacity and to determine the maximum levels of retained earnings designations.

Amounts available to be designated are determined based on a Board-approved income-based formula and, beginning in FY08, on a principles-based Board-approved financial distribution policy, and are approved by IFC's Board of Directors. Expenditures for the various approved designations are recorded as expenses in IFC's income statement in the period in which they occur, and have the effect of reducing retained earnings designated for the specific purpose.

On August 5, 2009, IFC's Board of Directors approved a designation of $200 million of IFC's retained earnings for grants to IDA and concurrently reallocated $70 million of the unutilized balances of prior year designations relating to performance-based grants, $70 million of the unutilized balances of prior year designations relating to the Global Infrastructure Project Development Fund and $60 million of the unutilized balances relating to IFC SME Ventures for IDA countries.

On October 7, 2009, IFC's Board of Governors noted with approval the designations and reallocations approved by IFC's Board of Directors on August 5, 2009. IFC recorded expenditures for grants to IDA totaling $200 million in the nine months ended March 31, 2010 ($450 million in the nine months ended March 31, 2009).

At March 31, 2010 and June 30, 2009, retained earnings comprised the following (US$ millions):

	FY10 Q3-end	FY09 -end
Undesignated retained earnings	$ 13,341	$ 12,251
Designated retained earnings:		
Advisory services	335	409
PBG	108	183
IFC SME Ventures for IDA countries	38	99
Global Infrastructure Project Development Fund	30	100
Total designated retained earnings	$ 511	$ 791
Total retained earnings	$ 13,852	$ 13,042

Financial ratios[1] (US GAAP-Basis)

	FY10 Q1-Q3	FY09
Return on average assets (%)	1.8	(0.3)
Return on average capital (%)	6.0	(0.9)
Cash and liquid investments as a percentage of next three years' estimated net cash requirements (%)	65	75

	FY10 Q3-end	FY09 -end
External funding liquidity level (%)	229	163
Debt to equity ratio	2.2:1	2.1:1

IFC's leverage ratio was 2.2:1, well within the maximum of 4:1. The externally funded liquidity ratio was 229%, above the required minimum of 65% and IFC's overall liquidity as a percentage of the next 3 years' estimated net cash needs stood at 65%, above the minimum requirement of 45%.

[1] Returns are annualized.

RESULTS OF OPERATIONS

Overview

Emerging markets and IFC faced very favorable conditions since FY03, however, the environment changed significantly in FY08, with heightened uncertainty replacing the stability of recent years. During FY09, this uncertainty was magnified and became a global financial crisis impacting both developed and developing markets. Prior to FY09, the impact was strongest in the United States but in FY09, the developed markets and emerging markets became significantly impacted as the financial crisis became a global financial crisis. Equity markets in many countries where IFC has significant investments dropped sharply in the latter part of FY08 and into FY09. Markets stabilized and recovered somewhat during the latter stages of FY09 and FY10 Q1-Q3. That said, the current environment is characterized by uncertainty.

The global environment significantly impacts IFC's financial performance, particularly in respect of income from equity investments, both realized and unrealized gains and impairment write-downs, and reserves against losses on loans.

The following paragraphs detail significant variances between FY10 Q1-Q3 and FY09 Q1-Q3, covering the periods included in IFC's FY10 Q1-Q3 condensed consolidated financial statements. Certain amounts in FY09 Q1-Q3 have been reclassified to conform to the current year's presentation.

Net Income

IFC's FY10 Q1-Q3 financial performance has generally improved from that experienced throughout much of FY09. Financial performance was again solid in FY10 Q3. FY09 performance, particularly in the second and third quarter, was significantly negatively impacted by the global financial crisis, principally in the performance of the equity portfolio, which mirrored the widespread declines in emerging countries stock markets. Emerging countries stock markets continued the recovery in FY10 Q1-Q3 that began in the fourth quarter of FY09.

IFC has reported income before net gains and losses on other non-trading financial instruments accounted for at fair value and before grants to IDA of $1,254 million in FY10 Q1-Q3, $2,115 million higher than the loss before net gains and losses on other non-trading financial instruments accounted for at fair value and before grants to IDA of $861 million in FY09 Q1-Q3. After net losses on other non-trading financial instruments accounted for at fair value of $244 million and grants to IDA of $200 million in FY10 Q1-Q3 (net gains of $776 million and grants to IDA of $450 million - FY09 Q1-Q3), IFC has reported net income of $810 million in FY10 Q1-Q3 (net loss of $535 million - FY09 Q1-Q3).

EQUITY PORTFOLIO PERFORMANCE

The overall risk in the equity portfolio, as measured by country risk and credit risk, deteriorated marginally in FY10 Q3 partially reversing the positive trend from previous quarters. After widespread declines in the valuations of the equity portfolio during the first nine months of FY09, the subsequent recovery in equity markets resulted in a steady overall increase in the value of the equity portfolio and improved income from equity investments in FY10 Q1-Q3.

Income from the equity investment portfolio increased by $1,184 million from a loss of $476 million in FY09 Q1-Q3 to income of $708 million in FY10 Q1-Q3.

IFC sells equity investments where IFC's developmental role is complete and where pre-determined sales trigger levels have been met. IFC generated realized gains on equity investments for FY10 Q1-Q3 of $405 million, as compared with $615 million for FY09 Q1-Q3, a decrease of $210 million.

Total realized gains on equity investments are concentrated - in FY10 Q1-Q3, three investments each generated an individual capital gain in excess of $20 million for a total of $78 million, or 19%, of the FY10 Q1-Q3 gains, compared to six investments that each generated individual capital gains in excess of $20 million for a total of $434 million, or 71%, of FY09 Q1-Q3 gains.

Dividend income totaled $184 million in FY10 Q1-Q3, as compared with $220 million in FY09 Q1-Q3. The decline of dividends can be mainly attributed to capital expenditure increases for a mining investment, lower prices of copper and the recent sale of two investments in the oil, gas and mining sector. Consistent with FY09, a significant amount of IFC's dividend income in FY10 Q1-Q3 was due to returns on IFC's joint ventures in the oil, gas and mining sectors accounted for under the cost recovery method, which totaled $43 million in FY10 Q1-Q3, unchanged from FY09 Q1-Q3.

In FY10 Q1-Q3, IFC recorded equity investment impairment write-downs of $109 million ($18 million on equity investments available-for-sale and $91 million on equity investments at cost less impairment), as compared to $970 million in FY09 Q1-Q3 ($343 million on equity investments available-for-sale and $627 million on equity investments at cost less impairment), a decrease of $861 million. Significantly lower equity investment impairment write-downs in FY10 Q1-Q3 broadly reflect the improved global financial situation in FY10 Q1-Q3 when compared with FY09 Q1-Q3 when significant impairment write-downs were reported, particularly in the three months ended December 31, 2008, when write-downs peaked at $585 million.

Unrealized gains on equity investments that are accounted for at fair value through net income in FY10 Q1-Q3 totaled $205 million, as compared with losses of $353 million in FY09 Q1-Q3, again reflecting the global financial situation in FY10 Q1-Q3 when compared with FY09 Q1-Q3.

LOAN AND GUARANTEE PORTFOLIO PERFORMANCE

Income from loans and guarantees decreased to $641 million in FY10 Q1-Q3 from $669 million in FY09 Q1-Q3. The change may be analyzed as follows (US$ millions):

Income from loans and guarantees FY09 Q1-Q3	**$**	**669**
Lower interest rates partially offset by growth in the loan portfolio		(253)
Higher net recoveries on non-accruing loans		5
Higher income from income participation notes		49
Higher commitment and financial fees		21
Higher unrealized gains on loans accounted for at fair value		150
Income from loans and guarantees FY10 Q1-Q3	**$**	**641**

The overall risk in the loan portfolio, as measured by country risk and credit risk, was substantially unchanged in FY10 Q3. The overall risk was marginally lower at FY10 Q3-end when compared with FY09-end levels. The level of non-performance in the loan portfolio increased during FY10 Q1-Q3 from 2.7% of the then-outstanding loan portfolio ($457 million) at June 30, 2009 to 4.8% of the outstanding loan portfolio ($871 million) at March 31, 2010. At March 31, 2010, $261 million of principal on non-performing loans is past due for 60 days or more ($211 million - June 30, 2009). A small number of individually significant investments moving to non-performing status accounted for most of the increase in level of non-performance in the loan portfolio during FY10 Q1-Q3.

IFC recorded $107 million of provisions for losses on loans in FY10 Q1-Q3 ($87 million of specific provisions and $20 million of portfolio (or general) provisions), as compared with $348 million in FY09 Q1-Q3 ($78 million of specific provisions and $270 million of portfolio provisions). In FY10 Q3, IFC recorded $19 million of specific provisions for losses on loans, as compared with $29 million in FY09 Q3, and recorded $8 million of portfolio provisions as compared with $92 million in FY09 Q3.

On March 31, 2010, IFC's total reserves against losses on loans were 7.4% of the disbursed loan portfolio, unchanged from June 30, 2009.

LIQUID ASSET TRADING PORTFOLIO PERFORMANCE

The liquid assets portfolio, net of derivatives and securities lending balances, increased from $17,864 million at June 30, 2009, to $19,509 million at March 31, 2010.

Income from liquid asset trading activities totaled $684 million in FY10 Q1-Q3, as compared to $148 million in FY09 Q1-Q3. Both the structured legacy portfolio and other securities generated positive returns overall in FY10 Q1-Q3 following the rebound begun in FY09 Q4 after several consecutive quarters of underperformance. In addition to interest income of $260 million, holdings of treasury securities showed $85 million of principal gains in FY10 Q1-Q3, and principal gains on the structured portfolio of asset-backed securities (ABS) and mortgage-backed securities (MBS) totaled $340 million (of which unrealized gains totaled $297 million) in FY10 Q1-Q3.

As a result of the improved market environment in FY10 Q1-Q3, IFC's holdings of securities in the liquid asset portfolios classified as "Level 3" reduced significantly at March 31, 2010 ,when compared to June 30, 2009. In addition, ABS classified as "Level 2" increased by $1,454 million and other bonds in the same class increased by $1,013 million at March 31, 2010 when compared to June 30, 2009, which was attributable mainly to new purchases in FY10 Q1-Q3.

The P1 portfolio generated a return of $346 million in FY10 Q1-Q3, a return of 3.1%[2]. In FY09 Q1-Q3, the P1 portfolio generated a loss of $95 million, or (1.9)%. The externally managed P3 portfolio, managed against the same variable rate benchmark as the P1 portfolio, returned $12 million in FY10 Q1-Q3, or 2.4%, $21 million higher than the loss of $9 million, or (0.3)%, in FY09 Q1-Q3.

The P2 and externally managed P4 portfolios returned $314 million or 5.6% and $11 million or 2.3% in FY10 Q1-Q3, respectively, as compared to a return of $201 million or 4.1% and $21 million or 5.5% in FY09 Q1-Q3.

IFC's P0 portfolio earned $1 million in FY10 Q1-Q3, a total return

[2] Return percentages are non-annualized reported gross of fees.

of 0.2%, as compared to $30 million or 1.6% in FY09 Q1-Q3.

In addition, income from IFC's P6 local currency liquidity portfolio, reported in Other Income, totaled $21 million in FY10 Q1-Q3 ($33 million in FY09 Q1-Q3).

NET GAINS AND LOSSES ON OTHER NON-TRADING FINANCIAL INSTRUMENTS

As discussed in more detail in Note A to IFC's FY10 Q1-Q3 condensed consolidated financial statements, IFC accounts for certain other non-trading financial instruments at fair value with unrealized gains and losses on such financial instruments being reported in net income.

The resulting effects of fair value accounting for these non-trading financial instruments on net income in FY10 Q1-Q3 and FY09 Q1-Q3 can be summarized as follows (US$ millions):

	FY10 Q1-Q3	FY09 Q1-Q3
Net unrealized (losses) gains on market borrowings and associated derivatives, net	**$ (198)**	$ 839
Net (losses) gains on derivatives associated with investments	**(46)**	(63)
Net (losses) gains on other non-trading financial instruments accounted for at fair value	**$ (244)**	$ 776

The largest component of net gains and losses on other non-trading financial instruments in FY10 Q1-Q3 related to the borrowings portfolio, including associated derivatives. The change in fair value of IFC's market borrowings portfolio includes the impact of changes in IFC's own credit spread when measured against US$ LIBOR. As credit spreads widen, unrealized gains are recorded and when credit spreads narrow, unrealized losses are recorded (notwithstanding the impact of other factors, such as changes in risk-free interest and foreign currency exchange rates). The magnitude and direction (gain or loss) can be volatile from period to period but do not alter the cash flows on the market borrowings. IFC's market borrowings portfolio is not a frequently traded portfolio.

The substantial unrealized gains recorded in the second and third quarters of FY09 were primarily due to significant widening of credit spreads for IFC, as for all supranational and triple-A rated institutions. These were expected to reverse due to passage of time and/or if and when credit spreads returned to sub-LIBOR levels seen historically by IFC in its borrowing operations. IFC's credit spreads have narrowed considerably from levels experienced at the end of FY09 Q3 and are back to sub-LIBOR, although they remain above the sub-LIBOR levels seen historically. Accordingly, in FY09 Q4 there was a significant reversal of the unrealized gain reported in the second and third quarters of FY09, which continued in FY10 Q1-Q3. Total net unrealized losses on market borrowings and associated derivatives were $198 million in FY10 Q1-Q3, as compared with unrealized gains of $839 million in FY09 Q1-Q3.

OTHER

Other income of $113 million for FY10 Q1-Q3 was $15 million higher than in FY09 Q1-Q3 ($98 million).

Administrative expenses (the principal component of other expenses) increased by $4 million (1%) from $487 million in FY09 Q1-Q3 to $491 million in FY10 Q1-Q3. Administrative expenses include the grossing-up effect of certain revenues and expenses attributable to IFC's reimbursable program and jeopardy projects ($19 million in FY10 Q1-Q3, as compared with $19 million in FY09 Q1-Q3). IFC recorded an expense from pension and other postretirement benefit plans in FY10 Q1-Q3 of $52 million, as compared with $26 million in FY09 Q1-Q3.

Expenditures for advisory services in FY10 Q1-Q3 totaled $74 million, $20 million lower than in FY09 Q1-Q3 ($94 million).

Other Comprehensive Income

UNREALIZED GAINS AND LOSSES ON EQUITY INVESTMENTS AND DEBT SECURITIES

IFC's investments in debt securities and equity investments that are listed in markets that provide readily determinable fair values accounted for at fair value are generally classified as available-for-sale, with unrealized gains and losses on such investments being reported in OCI until realized. When realized, the gain or loss is transferred to net income. Changes in unrealized gains and losses on equity investments and debt securities being reported in OCI are significantly impacted by (i) the global environment for emerging markets; and (ii) the realization of gains on sales of such equity investments and debt securities.

During FY10 Q1-Q3, IFC recorded a credit to OCI in the amount of $1,222 million relating to equity investments and debt securities as global emerging markets recovered further in the first quarter of FY10. IFC recorded a charge to OCI in the amount of $2,077 million in FY09 Q1-Q3.

The net change in unrealized gains and losses on equity investments and debt securities in OCI can be summarized as follows (US$ millions):

	FYTD10 Q1-Q3	FYTD09 Q1-Q3
Net unrealized gains and losses on equity investments arising during the period:		
Unrealized gains	**$1,379**	$ 127
Unrealized losses	**(39)**	(1,788)
Reclassification adjustment for realized gains and impairment write-downs included in net income	**(283)**	(116)
Net unrealized gains (losses) on equity investments	**$1,057**	$ (1,777)
Net unrealized gains and losses on debt securities arising during the period:		
Unrealized gains	**$ 221**	$ 38
Unrealized losses	**(42)**	(456)
Reclassification adjustment for: (i) realized gains; (ii) non credit-related portion of impairment write-downs which were recognized in net income; and (iii) impairment write-downs included in net income	**(14)**	118
Net unrealized gains (losses) on debt securities	**$ 165**	$ (300)
Total unrealized gains (losses) on equity investments and debt securities	**$1,222**	$ (2,077)

CONDENSED CONSOLIDATED BALANCE SHEETS

as of March 31, 2010 (unaudited) and June 30, 2009 (unaudited)

(US$ millions)

	March 31	June 30
Assets		
Cash and due from banks	$ 680	$ 380
Time deposits	4,186	3,877
Trading securities - Notes B and J	23,113	20,243
Securities purchased under resale agreements	394	544
Investments - Notes C, D and J		
Loans ($465 - March 31, 2010 and $386 - June 30, 2009 at fair value) (net of reserves against losses of $1,342 - March 31, 2010 and $1,238 - June 30, 2009) - Notes C, D and J	16,684	15,328
Equity investments ($4,918 - March 31, 2010 and $3,243 - June 30, 2009 at fair value) - Notes C and J	7,253	5,344
Debt securities at fair value - Notes C and J	1,913	1,542
Total investments	25,850	22,214
Derivative assets - Notes I and J	2,277	2,195
Receivables and other assets	2,751	2,030
Total assets	**$ 59,251**	**$ 51,483**
Liabilities and capital		
Liabilities		
Securities sold under repurchase agreements and payable for cash collateral received	$ 8,167	$ 6,388
Borrowings outstanding - Note J		
From market sources at amortized cost	1,754	399
From market sources at fair value	28,113	25,261
From International Bank for Reconstruction and Development at amortized cost	50	51
Total borrowings	29,917	25,711
Derivative liabilities - Notes I and J	915	1,553
Payables and other liabilities	2,083	1,709
Total liabilities	41,082	35,361
Capital		
Capital stock, authorized 2,450,000 shares of $1,000 par value each Subscribed and paid-in	2,369	2,369
Accumulated other comprehensive income - Note G	1,948	711
Retained earnings - Note G	13,852	13,042
Total capital	18,169	16,122
Total liabilities and capital	**$ 59,251**	**$ 51,483**

The notes to the condensed consolidated financial statements are an integral part of these statements.

CONDENSED CONSOLIDATED INCOME STATEMENTS

for each of the three and nine months ended March 31, 2010 (unaudited) and March 31, 2009 (unaudited)

(US$ millions)

	Three months ended March 31, 2010	Three months ended March 31, 2009	Nine months ended March 31, 2010	Nine months ended March 31, 2009
Income from investments				
Income from loans and guarantees - Note D	$ 209	$ 242	$ 641	$ 669
Provision for losses on loans and guarantees - Note D	(27)	(123)	(113)	(348)
Income from debt securities - Note E	26	17	61	11
Income (loss) from equity investments - Note F	145	66	708	(476)
Total income (loss) from investments	**353**	**202**	**1,297**	**(144)**
Income from liquid asset trading activities - Note B	233	17	684	148
Charges on borrowings	(34)	(133)	(187)	(435)
Gains on extinguishment of borrowings	40	2	44	5
Charges on borrowings, net of gains on extinguishment of borrowings	**6**	**(131)**	**(143)**	**(430)**
Income (loss) from investments and liquid asset trading activities, after charges on borrowings	**592**	**88**	**1,838**	**(426)**
Other income				
Service fees	10	4	35	23
Other	26	20	78	75
Total other income	**36**	**24**	**113**	**98**
Other expenses				
Administrative expenses	(166)	(153)	(491)	(487)
Expense from pension and other postretirement benefit plans - Note L	(17)	(9)	(52)	(26)
Other	(3)	3	(6)	(14)
Total other expenses	**(186)**	**(159)**	**(549)**	**(527)**
Foreign currency transaction (losses) gains on non-trading activities	1	(69)	(68)	89
Expenditures for advisory services - Note G	(12)	(14)	(74)	(94)
Expenditures for performance-based grants and for IFC SME Ventures for IDA countries - Note G	(2)	-	(6)	(1)
Income (loss) before net (losses) gains on other non-trading financial instruments accounted for at fair value and grants to IDA	**429**	**(130)**	**1,254**	**(861)**
Net (losses) gains on other non-trading financial instruments accounted for at fair value - Note H	(94)	62	(244)	776
Income (loss) before grants to IDA	**335**	**(68)**	**1,010**	**(85)**
Grants to IDA - Note G	-	-	(200)	(450)
Net income (loss)	**$ 335**	**$ (68)**	**$ 810**	**$ (535)**

The notes to the condensed consolidated financial statements are an integral part of these statements.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for each of the three and nine months ended March 31, 2010 (unaudited) and March 31, 2009 (unaudited)

(US$ millions)

	Three months ended March 31, 2010	Three months ended March 31, 2009	Nine months ended March 31, 2010	Nine months ended March 31, 2009
Net income (loss)	$ 335	$ (68)	$ 810	$ (535)
Other comprehensive income (loss)				
Net unrealized gains (losses) on debt securities arising during the period	19	(1)	179	(418)
Less: reclassification adjustment for realized gains included in net income	-	(4)	(14)	(4)
Less: reclassification adjustment for non-credit-related portion of impairment write-downs which were recognized in net income	-	-	(2)	-
Add: reclassification adjustment for impairment write-downs included in net income	1	5	2	122
Net unrealized gains (losses) on debt securities	20	-	165	(300)
Net unrealized gains (losses) on equity investments arising during the period	115	82	1,340	(1,661)
Less: reclassification adjustment for realized gains included in net income	(63)	(191)	(302)	(459)
Add: reclassification adjustment for impairment write-downs included in net income	6	84	19	343
Net unrealized gains (losses) on equity investments	58	(25)	1,057	(1,777)
Unrecognized net actuarial gains and unrecognized prior service credits on benefit plans	5	2	15	6
Total other comprehensive income (loss)	83	(23)	1,237	(2,071)
Total comprehensive income (loss)	$ 418	$ (91)	$ 2,047	$ (2,606)

The notes to the condensed consolidated financial statements are an integral part of these statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL

for each of the nine months ended March 31, 2010 (unaudited) and March 31, 2009 (unaudited)

(US$ millions)

	Retained earnings					
	Undesignated	Designated	Total	Accumulated other comprehensive income	Capital stock †	Total capital
At June 30, 2009	**$ 12,251**	**$ 791**	**$ 13,042**	**$ 711**	**$ 2,369**	**$ 16,122**
Nine months ended March 31, 2010						
Net income	810		810			810
Other comprehensive income				1,237		1,237
Expenditures against designated retained earnings - Note G	280	(280)	-			-
At March 31, 2010	**$ 13,341**	**$ 511**	**$ 13,852**	**$ 1,948**	**$ 2,369**	**$ 18,169**
At June 30, 2008	**$ 12,366**	**$ 826**	**$ 13,192**	**$ 2,703**	**$ 2,366**	**$ 18,261**
Cumulative effect of adoption of FSP FAS 115-2	1		1	(1)		-
At June 30, 2008 after cumulative effect adjustments	**$ 12,367**	**$ 826**	**$ 13,193**	**$ 2,702**	**$ 2,366**	**$ 18,261**
Nine months ended March 31, 2009						
Net loss	(535)		(535)			(535)
Other comprehensive loss				(2,071)		(2,071)
Expenditures against designated retained earnings - Note G	545	(545)	-			-
Payment received for capital stock subscribed					2	2
Designations of retained earnings - Note G	(550)	550	-			-
At March 31, 2009	**$ 11,827**	**$ 831**	**$ 12,658**	**$ 631**	**$ 2,368**	**$ 15,657**

† Capital stock includes payments received on account of pending subscriptions.

The notes to the condensed consolidated financial statements are an integral part of these statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

for each of the nine months ended March 31, 2010 (unaudited) and March 31, 2009 (unaudited)
(US$ millions)

	2010	2009
Cash flows from investing activities		
Loan disbursements	$ (3,785)	$ (3,647)
Investments in equity securities	(845)	(822)
Investments in debt securities	(247)	(194)
Loan repayments	2,199	1,633
Equity redemptions	2	4
Debt securities repayments	90	30
Sales of loans	4	-
Sales of equity investments	637	887
Sales of debt securities	13	4
Net cash used in investing activities	(1,932)	(2,105)
Cash flows from financing activities		
Medium and long-term borrowings		
New issues	5,588	4,776
Retirement	(3,870)	(827)
Medium and long-term borrowings related derivatives, net	201	168
Short-term borrowings, net...	1,304	-
Capital subscriptions	-	2
Net cash provided by financing activities	3,223	4,119
Cash flows from operating activities		
Net income (loss)	810	(535)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Realized gains on debt securities and gains on non-monetary exchanges	(14)	(4)
Realized gains on equity investments and gains on non-monetary exchanges	(433)	(623)
Unrealized (gains) losses on loans accounted for at fair value under the Fair Value Option	(72)	78
Unrealized gains on debt securities accounted for at fair value under the Fair Value Option	(19)	-
Unrealized (gains) losses on equity investments accounted for at fair value under the Fair Value Option	(205)	353
Provision for losses on loans and guarantees	113	348
Impairment losses on debt securities	2	49
Equity investment impairment write-downs	109	970
Net discounts paid on retirements of borrowings	(1)	(5)
Net realized gains on extinguishment of borrowings	(44)	(5)
Foreign currency transaction losses (gains) on non-trading activities	68	(89)
Net losses (gains) on other non-trading financial instruments accounted for at fair value	244	(776)
Change in accrued income on loans, time deposits and securities	(34)	(40)
Change in payables and other liabilities	482	3,909
Change in receivables and other assets	(454)	(1,637)
Change in trading securities and securities purchased and sold under resale and repurchase agreements	(1,454)	(6,292)
Net cash used in operating activities	(902)	(4,299)
Change in cash and cash equivalents	389	(2,285)
Effect of exchange rate changes on cash and cash equivalents	220	(196)
Net change in cash and cash equivalents	609	(2,481)
Beginning cash and cash equivalents	4,257	8,762
Ending cash and cash equivalents	$ 4,866	$ 6,281
Composition of cash and cash equivalents		
Cash and due from banks	$ 680	$ 606
Time deposits	4,186	5,675
Total cash and cash equivalents	$ 4,866	$ 6,281
Supplemental disclosure		
Change in ending balances resulting from currency exchange rate fluctuations:		
Loans outstanding	$ 9	$ (796)
Debt securities	77	(250)
Borrowings	(710)	1,623
Borrowing-related currency swaps	705	(1,587)
Loan and debt security-related currency swaps	(132)	1,085
Client risk management-related currency swaps	(1)	4
Charges on borrowings paid, net	189	432
Non-cash item:		
Loan and debt securities conversion to equity, net	150	40

The notes to the condensed consolidated financial statements are an integral part of these statements.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

PURPOSE

The International Finance Corporation (IFC), an international organization, was established in 1956 to further economic development in its member countries by encouraging the growth of private enterprise. IFC is a member of the World Bank Group, which also comprises the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). Each member is legally and financially independent. Transactions with other World Bank Group members are disclosed in the notes that follow. IFC's activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions. IFC, together with private investors, assists in financing the establishment, improvement and expansion of private sector enterprises by making loans, equity investments and investments in debt securities where sufficient private capital is not otherwise available on reasonable terms. IFC's share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. IFC also plays a catalytic role in mobilizing additional funding from other investors and lenders through parallel loans, loan participations, partial credit guarantees, securitizations, loan sales, risk sharing facilities, and fund investments through the IFC Asset Management Company, LLC and other IFC crisis initiatives. In addition to project finance and resource mobilization, IFC offers an array of financial and technical advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

The condensed consolidated financial statements include the financial statements of IFC, three subsidiaries, and three variable interest entities (VIEs) (see Note M). The accounting and reporting policies of IFC conform with accounting principles generally accepted in the United States of America (US GAAP). The results as of and for the three and nine months ended March 31, 2010 are not necessarily indicative of the results that may be expected for the full year ending June 30, 2010.

Condensed consolidated financial statements presentation – Certain amounts in the prior years have been reclassified to conform to the current year's presentation.

Functional currency – IFC's functional currency is the United States dollar (US dollars or $).

Use of estimates – The preparation of the condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of income and expense during the reporting periods. Actual results could differ from these estimates. A significant degree of judgment has been used in the determination of: the reserve against losses on loans and impairment of equity investments; estimated fair values of financial instruments accounted for at fair value (including equity investments, debt securities, loans, trading securities and derivative instruments) and net periodic pension income or expense. There are inherent risks and uncertainties related to IFC's operations. The possibility exists that changing economic conditions could have an adverse effect on the financial position of IFC.

IFC uses internal models to determine the fair values of derivative and other financial instruments and the aggregate level of the reserve against losses on loans and impairment of equity investments. IFC undertakes continuous review and respecification of these models with the objective of refining its estimates, consistent with evolving best practices appropriate to its operations. Changes in estimates resulting from refinements in the assumptions and methodologies incorporated in the models are reflected in net income in the period in which the enhanced models are first applied.

Fair Value Option and Fair Value Measurements – IFC has adopted the Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurements and Disclosures* (ASC 820) (formerly Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements)* and the Fair Value Option subsections of ASC Topic 825, *Financial Instruments* (ASC 825 or the Fair Value Option) (formerly SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities).* ASC 820 defines fair value, establishes a framework for measuring fair value and a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels and applies to all items measured at fair value, including items for which impairment measures are based on fair value. ASC 825 permits the measurement of eligible financial assets, financial liabilities and firm commitments at fair value on an instrument-by-instrument basis, that are not otherwise permitted to be accounted for at fair value under other accounting standards. The election to use the Fair Value Option is available when an entity first recognizes a financial asset or liability or upon entering into a firm commitment. Additionally, ASC 825 allows for a one-time election for existing positions upon adoption. ASC 820 and the Fair Value Option are to be applied prospectively.

The Fair Value Option

IFC has elected the Fair Value Option for the following financial assets and financial liabilities existing at the time of adoption of ASC 820 and subsequently entered into:

(i) direct investments in securities and other financial interests (e.g. loans) in which IFC has significant influence in investees;
(ii) direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence and certain investments in Limited Liability Partnerships (LLPs) and Limited Liability Companies (LLCs) that maintain specific ownership accounts and loans or guarantees to such investees; and
(iii) all market borrowings, except for such borrowings having no associated derivative instruments.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

All borrowings for which the Fair Value Option has been elected are associated with existing derivative instruments used to create a fair value-like or cash flow-like hedge relationship, a substantial amount of which were previously designated as accounting hedges in accordance with ASC Topic 815, *Derivatives and Hedging* (ASC 815) (formerly SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as amended). Measuring at fair value those borrowings for which the Fair Value Option has been elected at fair value mitigates the earnings volatility caused by measuring the borrowings and related derivative differently (in the absence of a designated accounting hedge) without having to apply ASC 815's complex hedge accounting requirements. The Fair Value Option was not elected for all borrowings from IBRD and all other market borrowings because such borrowings fund assets with similar characteristics.

Measuring at fair value those equity investments that would otherwise require equity method accounting simplifies the accounting and renders a carrying amount on the condensed consolidated balance sheet based on a measure (fair value) that IFC considers superior to equity method accounting. For the investments that otherwise would require equity method accounting for which the Fair Value Option is elected, ASC 825 requires the Fair Value Option to also be applied to all eligible financial interests in the same entity. IFC has disbursed loans to certain of such investees, therefore, the Fair Value Option is also applied to those loans. IFC elected the Fair Value Option for equity investments with 20% or more ownership where it does not have significant influence so that the same measurement method (fair value) will be applied to all equity investments with more than 20% ownership.

In addition, IFC has elected the Fair Value Option for certain hybrid instruments in the investment portfolio.

Fair Value Measurements

ASC 820 defines fair value as the price that would be received to sell an asset or transfer a liability (i.e., an exit price) in an orderly transaction between independent, knowledgeable and willing market participants at the measurement date assuming the transaction occurs in the entity's principal (or most advantageous) market. Fair value must be based on assumptions market participants would use (inputs) in determining the price and measured assuming the highest and best use for the asset by market participants. The highest and best use of the IFC assets and liabilities measured at fair value is considered to be in exchange, therefore, their fair values are determined based on a transaction to sell or transfer the asset or liability on a standalone basis. Under ASC 820, fair value measurements are not adjusted for transaction costs.

Pursuant to the adoption of ASC 820, IFC now reports equity investments that are listed in markets that provide readily determinable fair values at fair value, with unrealized gains and losses being reported in other comprehensive income.

The fair value hierarchy established by ASC 820 gives the highest priority to unadjusted quoted prices in active markets for identical unrestricted assets and liabilities (Level 1), the next highest priority to observable market based inputs or unobservable inputs that are corroborated by market data from independent sources (Level 2) and the lowest priority to *unobservable* inputs that are not corroborated by market data (Level 3). Fair value measurements are required to maximize the use of available observable inputs.

Level 1 primarily consists of financial instruments whose values are based on unadjusted quoted market prices. It includes IFC's equity investments which are listed in markets that provide readily determinable fair values, government issues, money market funds and borrowings that are listed on exchanges.

Level 2 includes financial instruments that are valued using models and other valuation methodologies. These models consider various assumptions and inputs, including time value, yield curves, volatility factors, prepayment speeds, default rates, loss severity and current market and contractual pricing for the underlying asset, as well as other relevant economic measures. Substantially all of these inputs are observable in the market place, can be derived from observable data or are supported by observable levels at which market transactions are executed. Financial instruments categorized as Level 2 include non-exchange-traded derivatives such as interest rate swaps, cross-currency swaps, certain asset-backed securities, as well as the portion of IFC's borrowings not included in Level 1.

Level 3 consists of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are non-observable. It also includes financial instruments whose fair value is estimated based on price information from independent sources that cannot be corroborated by observable market data. Included in Level 3 is the majority of equity investments for which IFC has elected the Fair Value Option.

Translation of currencies – Assets and liabilities not denominated in US dollars, other than disbursed equity investments, are expressed in US dollars at the exchange rates prevailing at March 31, 2010 and June 30, 2009. Disbursed equity investments, other than those accounted for at fair value, are expressed in US dollars at the prevailing exchange rates at the time of disbursement. Income and expenses are recorded based on the rates of exchange prevailing at the time of the transaction. Transaction gains and losses are credited or charged to income.

Loans – IFC originates loans to facilitate project finance, restructuring, refinancing, corporate finance, and/or other developmental objectives. Loans are recorded as assets when disbursed. Loans are generally carried at the principal amounts outstanding adjusted for net unamortized loan origination costs and fees. It is IFC's practice to obtain collateral security such as, but not limited to, mortgages and third-party guarantees.

Certain loans are carried at fair value in accordance with the Fair Value Option as discussed above. Unrealized gains and losses on loans accounted for at fair value under the Fair Value Option are reported in income from loans and guarantees on the condensed consolidated income statement.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

IFC enters into loans with income participation, prepayment and conversion features; these features are bifurcated and separately accounted for in accordance with ASC 815 if they meet the definition of a derivative, are not considered to be clearly and closely related to their host loan contracts and their host loan contracts are not accounted for at fair value through net income. Otherwise, these features are accounted for as part of their host loan contracts in accordance with IFC's accounting policies for loans as indicated herein.

Revenue recognition on loans – Interest income and commitment fees on loans are recorded as income on an accrual basis. Net loan origination costs and fees are amortized over the estimated life of the originated loan to which the fees relate; such amortization is determined using the interest method unless the loan is a revolving credit facility in which case amortization is determined using the straight-line method. Prepayment fees are recorded as income when received in freely convertible currencies.

IFC does not recognize income on loans where collectability is in doubt or payments of interest or principal are past due more than 60 days unless management anticipates that collection of interest will occur in the near future. Any interest accrued on a loan placed in nonaccrual status is reversed out of income and is thereafter recognized as income only when the actual payment is received. Interest not previously recognized but capitalized as part of a debt restructuring is recorded as deferred income, included in the condensed consolidated balance sheet in payables and other liabilities, and credited to income only when the related principal is received. Such capitalized interest is considered in the computation of the reserve against losses on loans in the condensed consolidated balance sheet.

Reserve against losses on loans – IFC recognizes impairment on loans not carried at fair value in the condensed consolidated balance sheet through the reserve against losses on loans, recording a provision or release of provision for losses on loans in net income, which increases or decreases the reserve against losses on loans. Individually impaired loans are measured based on the present value of expected future cash flows to be received, observable market prices, or for loans that are dependent on collateral for repayment, the estimated fair value of the collateral.

Management determines the aggregate level of the reserve against losses on loans, taking into account established guidelines and its assessment of recent portfolio quality trends. The guidelines include internal country and loan risk ratings, and the impairment potential of the loan portfolio based on IFC's historical portfolio loss experience on mature loans.

The reserve against losses on loans reflects estimates of both identified probable losses on individual loans (specific reserves) and probable losses inherent in the portfolio but not specifically identifiable (portfolio reserves). The determination of identified probable losses represents management's judgment of the creditworthiness of the borrower. Reserves against losses are established through a review of individual loans undertaken on a quarterly basis. IFC considers a loan as impaired when, based on current information and events, it is probable that IFC will be unable to collect all amounts due according to the loan's contractual terms. Unidentified probable losses are the losses incurred at the reporting date that have not yet been specifically identified. The risks inherent in the portfolio that are considered in determining unidentified probable losses are those proven to exist by past experience and include: country systemic risk; the risk of correlation or contagion of losses between markets; uninsured and uninsurable risks; nonperformance under guarantees and support agreements; and opacity of, or misrepresentation in, financial statements.

Loans are written-off when IFC has exhausted all possible means of recovery, by reducing the reserve against losses on loans. Such reductions in the reserve are partially offset by recoveries associated with previously written-off loans.

Equity investments – IFC invests primarily for developmental impact; IFC does not seek to take operational, controlling, or strategic equity positions within its investees. Equity investments are acquired through direct ownership of equity instruments of investees, as a limited partner in LLPs and LLCs, and/or as an investor in private equity funds.

Revenue recognition on equity investments – Equity investments which are listed in markets that provide readily determinable fair values are accounted for as available-for-sale securities at fair value with unrealized gains and losses being reported in other comprehensive income in accordance with ASC Topic 320, *Investments - Debt and Equity Securities* (ASC 320) (formerly SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*). As noted above under "Fair Value Option and Fair Value Measurements", also direct equity investments in which IFC has significant influence, direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence and certain investments in LLPs and LLCs that maintain specific ownership accounts are accounted for at fair value under the Fair Value Option. Direct equity investments in which IFC does not have significant influence (and prior to July 1, 2007 certain investments representing more than 20% ownership) and which are not listed in markets that provide readily determinable fair values are carried at cost less impairment.

IFC's investments in certain private equity funds in which IFC is deemed to be the Primary Beneficiary of a VIE, as the presumption of control by the fund manager or the general partner has been overcome, are fully consolidated into IFC's books. Certain equity investments, for which recovery of invested capital is uncertain, are accounted for under the cost recovery method, such that receipts of freely convertible currencies are first applied to recovery of invested capital and then to income from equity investments. The cost recovery method is principally applied to IFC's investments in its oil and gas unincorporated joint ventures (UJVs). IFC's share of conditional asset retirement obligations related to investments in UJVs are recorded when the fair value of the obligations can be reasonably estimated. The obligations are capitalized and systematically amortized over the estimated economic useful lives.

Unrealized gains and losses on equity investments accounted for at fair value under the Fair Value Option are reported in income from equity investments on the condensed consolidated income statement. Unrealized gains and losses on equity investments listed in markets that provide readily determinable fair values which are accounted for as available-for-sale are reported in other comprehensive income.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Dividends and profit participations received on equity investments are generally recorded as income when received in freely convertible currencies. Realized gains on the sale or redemption of equity investments are measured against the average cost of the investments sold and are generally recorded as income in income from equity investments when received in freely convertible currencies. Capital losses are recognized when incurred.

IFC enters into put and call option and warrant agreements in connection with equity investments; these are accounted for in accordance with ASC 815 amended to the extent they meet the definition of a derivative.

Impairment of equity investments – Equity investments accounted for at cost less impairment and available-for-sale are assessed for impairment each quarter. When impairment is identified, it is generally deemed to be other than temporary, and the equity investment is written down to the impaired value, which becomes the new cost basis in the equity investment. Such other than temporary impairments are recognized in net income. Subsequent increases in the fair value of available-for-sale equity investments are included in other comprehensive income - subsequent decreases in fair value, if not other than temporary impairment, also are included in other comprehensive income.

Debt securities – Debt securities in the investment portfolio are classified as available-for-sale and carried at fair value on the condensed consolidated balance sheet with unrealized gains and losses included in accumulated other comprehensive income until realized. Realized gains on sales of debt securities and interest on debt securities is included in income from debt securities on the condensed consolidated income statement.

Certain debt securities are carried at fair value in accordance with the Fair Value Option as discussed above. Unrealized gains and losses on debt securities accounted for at fair value under the Fair Value Option are reported in income from debt securities on the condensed consolidated income statement.

IFC invests in certain debt securities with conversion features; these features are accounted for in accordance with ASC 815 to the extent they meet the definition of a derivative.

Impairment of debt securities – In determining whether an unrealized loss on debt securities is temporary, IFC considers all relevant information including the length of time and the extent to which fair value has been less than amortized cost, whether IFC intends to sell the debt security or whether it is more likely than not that IFC will be required to sell the debt security, the payment structure of the obligation and the ability of the issuer to make scheduled interest or principal payments, any changes to the ratings of a security, and relevant adverse conditions specifically related to the security, an industry or geographic sector.

Debt securities in the investment portfolio are assessed for impairment each quarter. Beginning April 1, 2009, when impairment is identified, the entire impairment is recognized in net income if (1) IFC intends to sell the security, (2) it is more likely than not that IFC will be required to sell the security before recovery, or (3) IFC does not expect to recover the entire amortized cost basis of the security. However, if IFC does not intend to sell the security and it is not more likely than not that IFC will be required to sell the security but the security has suffered a credit loss, the impairment charge will be separated into the credit loss component, which is recognized in net income, and the remainder which is recorded in other comprehensive income. The impaired value becomes the new amortized cost basis of the debt security. Subsequent increases and decreases - if not an additional other-than-temporary impairment - in the fair value of debt securities are included in other comprehensive income.

The difference between the new amortized cost basis of debt securities for which an other-than-temporary impairment has been recognized in net income and the cash flows expected to be collected is accreted to interest income using the effective yield method. Significant subsequent increases in the expected or actual cash flows previously expected are recognized as a prospective adjustment of the yield.

Prior to April 1, 2009, an identified impairment was generally deemed to be other-than-temporary unless IFC was able to demonstrate it had the ability and intent to hold the debt security for the period for which recovery was anticipated. Debt securities that were impaired and for which the impairment was deemed to be other than temporary were written down to the impaired value, which became the new cost basis in the debt security. Other-than-temporary impairments were recognized in net income.

Guarantees – IFC extends financial guarantee facilities to its clients to provide credit enhancement for their debt securities and trade obligations. IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. Under the terms of IFC's guarantees, IFC agrees to assume responsibility for the client's financial obligations in the event of default by the client (i.e., failure to pay when payment is due). Guarantees are regarded as issued when IFC commits to the guarantee. Guarantees are regarded as outstanding when the underlying financial obligation of the client is incurred, and this date is considered to be the "inception" of the guarantee. Guarantees are regarded as called when IFC's obligation under the guarantee has been invoked. There are two liabilities associated with the guarantees: (1) the stand-ready obligation to perform and (2) the contingent liability. The fair value of the stand-ready obligation to perform is recognized at the inception of the guarantee unless a contingent liability exists at that time or is expected to exist in the near term. The contingent liability associated with the financial guarantee is recognized when it is probable the guarantee will be called and when the amount of guarantee called can be reasonably estimated. All liabilities associated with guarantees are included in payables and other liabilities, and the receivables are included in other assets on the condensed consolidated balance sheet. When the guarantees are called, the amount disbursed is recorded as a new loan, and specific reserves against losses are established, based on the estimated probable loss. Guarantee fees are recorded in income as the stand-ready obligation to perform is fulfilled. Commitment fees on guarantees are recorded as income on an accrual basis.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Designations of retained earnings – IFC establishes funding mechanisms for specific Board approved purposes through designations of retained earnings. Designations of retained earnings for grants to IDA are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is approved by the Board of Governors. All other designations are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is noted with approval by the Board of Directors. Total designations of retained earnings are determined based on IFC's annual income before expenditures against designated retained earnings and net gains and losses on other non-trading financial instruments accounted for at fair value in excess of $150 million, and contemplating the financial capacity and strategic priorities of IFC.

Expenditures resulting from such designations are recorded as expenses in IFC's condensed consolidated income statement in the year in which they are incurred, also having the effect of reducing the respective designated retained earnings for such purposes. Expenditures are deemed to have been incurred when IFC has ceded control of the funds to the recipient. If the recipient is deemed to be controlled by IFC, the expenditure is deemed to have been incurred only when the recipient disburses the funds to a non-related party. On occasion, recipients which are deemed to be controlled by IFC make investments. In such cases, IFC includes those assets on its condensed consolidated balance sheet until the recipient disposes of or transfers the asset or IFC is deemed to no longer be in control of the recipient. These investments have had no material impact on IFC's financial position, results of operations, or cash flows. Investments resulting from such designations are recorded on IFC's condensed consolidated balance sheet in the year in which they occur, also having effect of reducing the respective designated retained earnings for such purposes.

Liquid asset portfolio – IFC's liquid funds are invested in government, agency and government-sponsored agency obligations, time deposits and asset-backed, including mortgage-backed, securities. Government and agency obligations include positions in high quality fixed rate bonds, notes, bills, and other obligations issued or unconditionally guaranteed by governments of countries or other official entities including government agencies and instrumentalities or by multilateral organizations. Asset-backed and mortgage-backed securities include agency and non-agency residential mortgage-backed securities, commercial mortgage-backed securities, consumer, auto- and student loans-backed securities, commercial real estate collateralized debt obligations and collateralized loan obligations. The liquid asset portfolio, as defined by IFC, consists of: time deposits and securities; related derivative instruments; securities purchased under resale agreements, securities sold under repurchase agreements and payable for cash collateral received; receivables from sales of securities and payables for purchases of securities; and related accrued income and charges.

Securities and related derivative instruments within IFC's liquid asset portfolio are classified as trading and are carried at fair value with any changes in fair value reported in income from liquid asset trading activities. Interest on securities and amortization of premiums and accretion of discounts are also reported in income from liquid asset trading activities. Gains and losses realized on the sale of trading securities are computed on a specific security basis.

IFC classifies cash and due from banks and time deposits (collectively, cash and cash equivalents) as cash and cash equivalents in the condensed consolidated statement of cash flows because they are generally readily convertible to known amounts of cash within 90 days of acquisition.

Repurchase and resale agreements – Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. Resale agreements are contracts under which a party purchases securities and simultaneously agrees to resell the same securities at a specified future date at a fixed price.

It is IFC's policy to take possession of securities purchased under resale agreements, which are primarily liquid government securities. The market value of these securities is monitored and, within parameters defined in the agreements, additional collateral is obtained when their value declines. IFC also monitors its exposure with respect to securities sold under repurchase agreements and, in accordance with the terms of the agreements, requests the return of excess securities held by the counterparty when their value increases.

Repurchase and resale agreements are accounted for as collateralized financing transactions and recorded at the amount at which the securities were acquired or sold plus accrued interest.

Borrowings – To diversify its access to funding, and reduce its borrowing costs, IFC borrows in a variety of currencies and uses a number of borrowing structures, including foreign exchange rate-linked, inverse floating rate and zero coupon notes. Generally, IFC simultaneously converts such borrowings into variable rate US dollar borrowings through the use of currency and interest rate swap transactions. Under certain outstanding borrowing agreements, IFC is not permitted to mortgage or allow a lien to be placed on its assets (other than purchase money security interests) without extending equivalent security to the holders of such borrowings.

Substantially all borrowings are carried at fair value under the Fair Value Option with changes in fair value reported in net gains and losses on other non-trading financial instruments accounted for at fair value in the condensed consolidated income statement.

Interest on borrowings and amortization of premiums and accretion of discounts are reported in charges on borrowings.

Risk management and use of derivative instruments – IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities and equity investments, client risk management, borrowing, liquid asset portfolio management and asset and liability management.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

All derivative instruments are recorded on the condensed consolidated balance sheet at fair value as derivative assets or derivative liabilities. Where they are not clearly and closely related to the host contract, certain derivative instruments embedded in loans, debt securities and equity investments are bifurcated from the host contract and recorded at fair value as derivative assets and liabilities. The fair value at inception of such embedded derivatives is excluded from the carrying value of the host contracts on the condensed consolidated balance sheet. Changes in fair values of derivative instruments used in the liquid asset portfolio are recorded in income from liquid asset trading activities. Changes in fair values of derivative instruments other than those in the liquid asset portfolio are recorded in net gains and losses on other non-trading financial instruments accounted for at fair value.

The risk management policy for each of IFC's principal business activities and the accounting policies particular to them are described below.

Lending activities IFC's policy is to closely match the currency, interest rate basis, and maturity of its loans and borrowings. Derivative instruments are used to convert the cash flows from fixed rate US dollar or non-US dollar loans into variable rate US dollars. IFC has elected not to designate any hedging relationships for all lending-related derivatives.

Client risk management activities IFC enters into derivatives transactions with its clients to help them hedge their own currency, interest rate, or commodity risk, which, in turn, improves the overall quality of IFC's loan portfolio. To hedge the market risks that arise from these transactions with clients, IFC enters into offsetting derivative transactions with matching terms with authorized market counterparties. Changes in fair value of all derivatives associated with these activities are reported in net income in net gains and losses on other non-trading financial instruments accounted for at fair value. Fees and spreads charged on these transactions are recorded in other income in the condensed consolidated income statement on an accrual basis.

Borrowing activities IFC issues debt securities in various capital markets with the objectives of minimizing its borrowing costs, diversifying funding sources, and developing member countries' capital markets, sometimes using complex structures. These structures include borrowings payable in multiple currencies, or borrowings with principal and/or interest determined by reference to a specified index such as a stock market index, a reference interest rate, a commodity index, or one or more foreign exchange rates. IFC uses derivative instruments with matching terms, primarily currency and interest rate swaps, to convert such borrowings into variable rate US dollar obligations, consistent with IFC's matched funding policy. IFC elected to carry at fair value, under the Fair Value Option, all market borrowings for which a derivative instrument is used to create a fair value-like or cash flow-like hedge relationship. Changes in the fair value of such borrowings and the associated derivatives are reported in net gains and losses on other non-trading financial instruments accounted for at fair value in the condensed consolidated income statement.

Liquid asset portfolio management activities IFC manages the interest rate, currency and other market risks associated with certain of the time deposits and securities in its liquid asset portfolio by entering into derivative transactions to convert the cash flows from those instruments into variable rate US dollars, consistent with IFC's matched funding policy. The derivative instruments used include short-term, over-the-counter foreign exchange forwards (covered forwards), interest rate and currency swaps, and exchange-traded interest rate futures and options. As the entire liquid asset portfolio is classified as a trading portfolio, all securities (including derivatives) are carried at fair value with changes in fair value reported in income from liquid asset trading activities. No derivatives in the liquid asset portfolio have been designated as hedges.

Asset and liability management In addition to the risk managed in the context of its business activities detailed above, IFC faces residual market risk in its overall asset and liability management. Residual currency risk is managed by monitoring the aggregate position in each lending currency and reducing the net excess asset or liability position through sales or purchases. Interest rate risk arising from mismatches due to write-downs, prepayments and re-schedulings, and residual reset date mismatches is monitored by measuring the sensitivity of the present value of assets and liabilities in each currency to each basis point change in interest rates.

IFC monitors the credit risk associated with these activities by careful assessment and monitoring of prospective and actual clients and counterparties. In respect of liquid assets and derivatives transactions, credit risk is managed by establishing exposure limits based on the credit rating and size of the individual counterparty. In addition, IFC has entered into master agreements governing derivative transactions that contain close-out and netting provisions and collateral arrangements. Under these agreements, if IFC's credit exposure to a counterparty, on a mark-to-market basis, exceeds a specified level, the counterparty must post collateral to cover the excess, generally in the form of liquid government securities or cash. IFC does not offset the fair value amounts of derivatives and obligations to return cash collateral associated with these master netting agreements. As of March 31, 2010, IFC had no outstanding obligations to return cash collateral under master netting agreements.

Loan participations – IFC mobilizes funds from commercial banks and other financial institutions (Participants) by facilitating loan participations, without recourse. These loan participations are administered and serviced by IFC on behalf of the Participants. The disbursed and outstanding balances of loan participations that meet the applicable accounting criteria are accounted for as sales and are not included in IFC's condensed consolidated balance sheet. All other loan participations are accounted for as secured borrowings and are included in loans on IFC's condensed consolidated balance sheet, with the related secured borrowings included in payables and other liabilities on IFC's condensed consolidated balance sheet.

Pension and other postretirement benefits – IBRD has a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of its staff members as well as the staff of IFC and of MIGA.

The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides pension benefits administered outside the SRP. All costs associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees' respective participation in the plans. In addition, IFC and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The net periodic pension and other postretirement benefit income or expense allocated to IFC is included in income or expense from pension and other postretirement benefit plans in the condensed consolidated income statement. IFC includes a receivable from IBRD in receivables and other assets, representing prepaid pension and other postretirement benefit costs.

Variable Interest Entities – The Variable Interest Entities Subsections of ASC Topic 810, *Consolidation* (the ASC 810 VIE Subsections), (formerly FASB Interpretation No. 46, *Consolidation of Variable Interest Entities - an interpretation of ARB No. 51*, which was amended in December 2003, by FASB Interpretation No. 46, (revised December 2003) *Consolidation of Variable Interest Entities - an interpretation of ARB No. 51*) defines certain variable interest entities (VIEs) and require parties to such entities to assess and measure variable interests in the VIEs for the purposes of determining possible consolidation of the VIEs. Variable interests can arise from financial instruments, service contracts, guarantees, leases or other arrangements with a VIE. An entity that will absorb a majority of a VIE's expected losses or expected residual returns is deemed to be the primary beneficiary of the VIE and must include the assets, liabilities, and results of operations of the VIE in its condensed consolidated financial statements.

IFC has a number of investments in VIEs which it manages and supervises in a manner consistent with other portfolio investments. Note M provides further details regarding IFC's variable interests in VIEs.

Recently adopted accounting standards – In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities* (SFAS No. 161). SFAS No. 161, requires enhanced disclosures about derivatives and hedging activities to enable a better understanding of their effects on the reporting entity's financial position, financial performance, and cash flows. It is effective for the first set of financial statements for a reporting period, annual or interim, that begins after November 15, 2008, which was the three months ended March 31, 2009 for IFC. Effective July 1, 2009, the provisions of SFAS No. 161 are included in ASC 815.

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles* (SFAS No. 162). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in accordance with US GAAP. SFAS No. 162 was effective November 15, 2008. Adoption of SFAS No. 162 did not have a material impact on IFC's financial position, results of operations or cash flows.

On October 10, 2008, the FASB issued FASB Staff Position (FSP) No. FAS 157-3, *Determining the Fair Value of a Financial Asset When a Market for That Asset Is Not Active* (FSP FAS 157-3). FSP FAS 157-3 was effective upon its release and clarifies the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. FSP FAS 157-3 did not have a material impact on IFC's financial position, results of operations or cash flows. Effective July 1, 2009, the provisions of FSP FAS 157-3 are included in ASC 820.

On September 12, 2008, the FASB issued FSP FAS 133-1 and FIN 45-4, *Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective date of FASB Statement No. 161* (FSP FAS 133-1 and FIN 45-4). FSP FAS 133-1 and FIN 45-4 amends SFAS No. 133 to require a seller of credit derivatives, including credit derivatives embedded in hybrid instruments, to provide disclosures for each credit derivative (or group of similar credit derivatives) for each statement of financial position presented and clarifies the effective date for SFAS No. 161 (see third preceding paragraph above for effective date of SFAS No. 161). FSP FAS 133-1 and FIN 45-4 was effective for annual or interim reporting periods ending after November 15, 2008 (which was the three months ended December 31, 2008 for IFC). Effective July 1, 2009, the provisions of FSP FAS 133-1 and FIN 45-4 are included in ASC 815.

On December 11, 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8, *Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities* (FSP FAS 140-4 and FIN 46(R)-8). FSP 140-4 and FIN 46(R)-8 requires additional disclosures about transfers of financial assets and an enterprise's involvement with VIEs, including Qualifying Special Purpose Entities (QSPEs). Transferors of financial assets must disclose (1) the terms of any arrangements that could require them to provide financial or other support to a transferee (including VIEs and non-transferor QSPEs for which the transferor is the primary beneficiary, sponsor or servicer or in which the transferor has a significant variable interest) and (2) the type and amount of financial or other support provided during the period to those transferees that was not contractually required and the reasons for providing it. FSP FAS 140-4 and FIN 46(R)-8 also requires disclosure of (1) the details of any Special Purpose Entities (SPEs) involved in a transfer, including the nature, purpose, size, and activities of the SPE, and how it was financed, (2) with respect to VIEs (a) the method of determining whether an enterprise is the primary beneficiary of a VIE, including significant judgments and assumptions made, and (b) whether the consolidation conclusion has changed in the most recent financial statements, (3) with respect to QSPEs for which the enterprise is the sponsor or the servicer (a) details about the QSPE including the nature, purpose, size, and activities of the QSPE, and how it is financed, and (b) the enterprise's maximum exposure to loss as a result of its involvement with the QSPE, and (4) how servicing assets and liabilities are reported under FAS 140. FSP FAS 140-4 and FIN 46(R)-8 were effective for the first interim or fiscal reporting period ending after December 15, 2008 (which was the three months ended December 31, 2008 for IFC). Effective July 1, 2009, the provisions of FSP FAS 140-4 and FIN 46(R) are included in ASC Topic 860, *Transfers and Servicing*.

On January 12, 2009, the FASB issued FSP EITF 99-20-1, *Amendments to Impairment Guidance of EITF Issue No. 99-20* (FSP EITF 99-20-1). FSP EITF 99-20-1 amends the impairment model in EITF 99-20 for certain investments in securitized financial assets to remove its exclusive reliance on "market participant" estimates of future cash flows used in determining fair value, thus allowing the reporting entity to apply reasonable judgment in assessing whether an other-than-temporary impairment has occurred with respect to those investments. FSP EITF 99-20-1 was effective for interim and annual reporting periods ending after December 15, 2008 (which was the three months ended December 31, 2008 for IFC) and did not have a material impact on IFC's financial position, results of operations or cash flows. Effective July 1, 2009, FSP EITF 99-20-1 is included in ASC 325, *Investments-Other*. Subtopic 40, *Beneficial Interests in Securitized Financial Assets*.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

In June 2009, the FASB Issued SFAS No. 165, *Subsequent Events* (SFAS No. 165). SFAS No. 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. It sets forth the period after the balance sheet date during which events or transactions must be evaluated for recognition or disclosure, the circumstances under which events or transactions occurring after balance date should be recognized in the financial statements, and the related disclosures that should be made. SFAS No. 165 was effective for interim and annual financial statements ending after June 15, 2009 (which was the year ended June 30, 2009 for IFC). The adoption of SFAS No. 165 had no material impact on IFC's financial position, results of operations or cash flows. Effective July 1, 2009, SFAS No. 165 is ASC Topic 855, *Subsequent Events.*

On April 9, 2009, the FASB issued FSP FAS 157-4, *Determining Fair Value When the Level of Activity for an Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly* (FSP FAS 157-4). FSP FAS 157-4 provides additional guidance for estimating fair value in inactive markets and for distressed transactions. Under FSP FAS157-4, reporting entities are required to determine whether there has been a significant decrease in market activity for an asset or liability, in which case further analysis of transactions and quoted prices is needed to determine if significant adjustment is necessary to arrive at an estimate of fair value in accordance with SFAS No. 157. Reporting entities are also required to evaluate whether a transaction was orderly based on the weight of the evidence. If the transaction was orderly or the reporting entity does not have sufficient information to conclude whether the transaction was orderly, the reporting entity must consider that transaction price when estimating fair value - the amount of weight placed on that transaction price will depend on the facts and circumstance with less weight being placed on transactions where there is not sufficient information to conclude whether the transaction was orderly. If the transaction was not orderly, the reporting entity must place little, if any weight, on that transaction price. Regardless of the valuation techniques used, companies must include appropriate risk adjustments that reflect an orderly transaction between market participants under current market conditions. FSP FAS 157-4 also requires additional disclosures of the inputs and valuation techniques used to measure fair value and a discussion of any changes in those techniques. FSP FAS 157-4 was effective for the first interim or annual reporting period ending after June 15, 2009 (which was the three months ended June 30, 2009 for IFC) and must be prospectively applied. The adoption of FSP FAS 157-4 had no material impact on IFC's financial position, results of operations or cash flows. Effective July 1, 2009, the provisions of FSP FAS 157-4 are included in ASC 820.

On April 9, 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, *Recognition and Presentation of Other-Than-Temporary Impairments,* (FSP FAS 115-2 and 124-2). FSP 115-2 and 124-2 modifies the indicator of other-than-temporary impairment (OTTI) for debt securities and incorporates factors currently included in other authoritative literature into the model for determining whether a debt security is other-than-temporarily impaired. Among other things, FSP FAS115-2 and 124-2 changes the amount of OTTI recognized in net income when there is a credit loss component to an impairment of a debt security which the reporting entity does not intend to sell and is not more likely than not to be required to sell prior to recovery of its amortized cost basis. In those situations the OTTI representing credit losses must be recognized in net income - the noncredit-related portion must be recognized in other comprehensive income. In addition, FSP FAS 115-2 and 124-2 requires disclosures regarding the types of debt and equity securities held, unrealized loss positions for which OTTI has not been recognized, the reasons that a portion of an OTTI was not recognized in net income and the methodology and significant inputs used to determine the portion of OTTI recognized in net income. FSP FAS 115-2 and 124-2 was effective for interim and annual reporting periods ending after June 15, 2009 (which was the three months ended June 30, 2009 for IFC) and must be applied to existing and new investments held as of the beginning of the interim period of adoption. IFC adopted FSP FAS 115-2 and 124-2 effective April 1, 2009. The adoption of FSP FAS 115-2 and 124-2 resulted in the reclassification of non-credit-related OTTI on debt securities to other comprehensive income of $34 million in the year ended June 30, 2009. Effective July 1, 2009, the provisions of FSP FAS 115-2 and 124-2 are included in ASC 320, Section 35, *Subsequent Measurement.*

On April 9, 2009, the FASB issued FSP 107-1 and APB 28-1, *Interim Disclosures About Fair Value of Financial Instruments* (FSP FAS 107-1 and APB 28-1). FSP FAS 107-1 and APB 28-1 requires disclosure about the fair value of financial instruments for interim reporting periods that were previously required only for annual reporting periods. FSP FAS 107-1 and APB 28-1 are effective for interim periods ending after June 15, 2009 (which was the three months ended September 30, 2009 for IFC). Effective July 1, 2009, the provisions of FSP FAS 107-1 and APB 28-1 are included in ASC 825.

In June 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-01, [ASC] Topic 105, *Generally Accepted Accounting Standards amendments based on SFAS No. 168, The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles* (ASC 105). ASC 105 establishes the FASB Accounting Standards Codification™ (Codification) as the source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. On July 1, 2009, the Codification superseded all then-existing non-SEC accounting and reporting standards. Following ASC 105, the FASB will not issue new standards in the form of SFASs, FINs, FSPs or EITF abstracts. Instead, it will issue Accounting Standards Updates, which will serve only to update the Codification. ASC 105 is effective for financial statements issued for interim and annual periods ending after September 15, 2009 (which was the three months ended September 30, 2009 for IFC). The Codification's content carries the same level of authority effectively superseding SFAS No. 162. ASC 105 did not have a material impact on IFC's financial position, results of operations or cash flows.

In August 2009, the FASB issued ASU No. 2009-05, *Measuring Liabilities at Fair value* (ASU No. 2009-05). ASU No. 2009-05 reaffirms that the fair value of a liability assumes the transfer of a liability to a market participant as of the measurement date; that is the liability is presumed to continue and is not settled with the counterparty. ASU No. 2009-05 emphasizes that a fair value measurement of a liability includes non-performance risk and that such risk does not change after transfer of the liability. ASU No. 2009-05 precludes the separate adjustment of the fair value measurement for the impact of a restriction on the transfer of a liability. ASU No. 2009-05 is effective for the first interim or annual reporting period beginning after its issuance (which was the three months ended December 31, 2009 for IFC) and did not have a material impact on IFC's financial position, results of operations or cash flows.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

In September 2009, the FASB issued ASU No. 2009-12, *Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)* (ASU No. 2009-12). ASU No. 2009-12 provides guidance on measuring the fair value of certain alternative investments and offers a practical expedient (net asset value) for measuring the fair value of investments in certain entities that calculate net asset value per share. ASU No. 2009-12 is effective for interim and annual periods ending after December 15, 2009 (which was the three months ended December 31, 2009 for IFC) and did not have a material impact on IFC's financial position, results of operations or cash flows.

In January 2010, the FASB issued ASU 2010-06, *Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements (ASU 2010-06)*. ASU 2010-06 amends ASC 820 to add new disclosures requirements for transfers in and out of Level 1 and 2 measurements and separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first interim or annual period beginning after December 31, 2009 (which is the three months ending March 31, 2010 for IFC) except for the requirement to provide the Level 3 activity of gross purchases, sales, issuances and settlements, which will be effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years (which will be the year ending June 30, 2012 and three months ending September 30, 2011 for IFC). IFC adopted the requirements of ASC 2010-06 for the three months ended March 31, 2010 without a material impact on IFC's financial position, results of operations or cash flows.

Accounting and financial reporting developments – In December 2007, the FASB issued SFAS No. 141 (Revised 2007), *Business Combinations* (SFAS No. 141(R)). SFAS No. 141(R) replaced SFAS No. 141, *Business Combinations*, but retained its fundamental requirement that the acquisition method of accounting (formerly referred to as the purchase method) be used for all business combinations and for the acquirer to be identified for each business combination. Among other things, SFAS No. 141(R) requires the acquirer to recognize the assets acquired, liabilities assumed and any non-controlling interest in the acquiree at the acquisition date measured at their fair values, with limited exceptions. SFAS No. 141(R) requires acquisition related costs to be recognized separately from the acquisition. Acquirers in a step acquisition must recognize the identifiable assets and liabilities, as well as the full amount of the non-controlling interests in the acquiree, at the full amounts of their fair value under SFAS No. 141(R). SFAS No. 141(R) is effective prospectively to business combinations/acquisitions on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 (which is the year ending June 30, 2010 for IFC) and is not expected to have a material impact on IFC's financial position, results of operations or cash flows. Effective July 1, 2009, SFAS No. 141(R) is ASC Topic 805, *Business Combinations*.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 151* (SFAS No. 160). SFAS No. 160 clarifies that non-controlling interests in a consolidated entity should be reported as equity in the consolidated financial statements. It requires consolidated net income to be reported at amounts attributable to both the parent and the non-controlling interest and disclosure on the consolidated statement of income of the amounts of income attributable to the parent and to the non-controlling interest. SFAS No. 160 clarifies that all changes in a parent's ownership interest that do not result in loss of control are equity transactions and requires that a parent recognize gain or loss when a subsidiary is deconsolidated. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (which is the year ending June 30, 2010 for IFC) and is not expected to have a material impact on IFC's financial position, results of operations or cash flows. Effective July 1, 2009, the provisions of SFAS No. 160 are included in ASC 810.

In June 2009, the FASB issued SFAS No. 166, *Accounting for Transfers of Financial Assets - an amendment of FASB Statement No. 140* (SFAS No. 166). SFAS No. 166 removes the concept of a qualifying special-purpose entity (QSPE) from Statement 140 and removes the exception from applying FIN 46 to QSPEs. It clarifies Statement 140's objective of determining whether a transferor has surrendered control over transferred financial assets, and limits the circumstances in which a financial asset, or portion of a financial asset, should be derecognized when the entire financial asset has not been transferred and/or when the transferor has continuing involvement with the transferred financial asset. SFAS No. 166 defines the term *participating interest* to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale. If the transfer does not meet those conditions, a transferor must account for the transfer as a sale only if it transfers an entire financial asset and surrenders control over the entire transferred assets in accordance with the conditions in Statement 140, as amended. SFAS No. 166 requires that a transferor recognize and initially measure at fair value all assets obtained and liabilities incurred as a result of a transfer of a financial asset. SFAS No. 166 also requires enhanced financial statement disclosures about transfers of financial assets and a transferor's continuing involvement in transferred financial assets. SFAS No. 166 is effective as of the beginning of the reporting entity's first annual reporting period that begins after November 15, 2009 (which is the year ending June 30, 2011 for IFC) and for interim periods within that first annual reporting period. IFC is evaluating the provisions of SFAS No. 166. Once effective, SFAS No. 166 will be ASC Topic 860, *Transfers and Servicing*.

In June 2009, the FASB issued SFAS No. 167, *Amendments to FASB Interpretation No. 46(R)* (SFAS No. 167). SFAS No. 167 amends FIN 46(R) to require the analysis of whether the reporting entity's variable interests give it a controlling financial interest in a VIE. If so, the reporting entity is considered to be the primary beneficiary and must consolidate the VIE. SFAS No. 167 defines a controlling interest as an interest having both the power to direct the activities that most significantly impact the VIE's economic performance and the obligation to absorb losses of or the right to receive benefits from the VIE that could potentially be significant to the VIE. SFAS No. 167 requires on-going assessments of whether the reporting entity is the primary beneficiary of a VIE and eliminates the quantitative approach previously required for determining the primary beneficiary of a VIE. SFAS No. 167 also amends FIN 46(R) to require a troubled debt restructuring to be considered an event that requires reconsideration of whether an entity is a VIE and whether a reporting entity is the primary beneficiary of a VIE. SFAS No. 167 requires enhanced disclosures aimed at providing more transparent information about an enterprise's involvement in VIE's and nullifies FASB FSP 140-4 and FIN 46(R)-8. However, the content of the enhanced disclosures is generally consistent with that previously required by FSP FAS 140-4 and FIN 46(R)-8. SFAS No. 167 is effective as of the beginning of the reporting entity's first annual reporting period that begins after November 15, 2009 (which is the year ending June 30, 2011 for IFC) and for interim periods within that first annual reporting period. IFC is evaluating the provisions of SFAS No. 167. Once effective, the provisions of SFAS No. 167 will be included in the VIE Subsections of ASC 810.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

In October 2009, the FASB issued ASU No. 2009-13, *Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements - a consensus of the FASB Emerging Issues Task Force* (ASU 2009-13). ASU 2009-13 addresses the unit of accounting for arrangements involving multiple deliverables and how arrangement consideration should be allocated to the separate units of accounting, when applicable, and applies to all deliverables in contractual arrangements in all industries in which a vendor will perform multiple revenue generation activities. ASU 2009-13 is effective for fiscal years beginning on or after June 15, 2010 (which is the year ending June 30, 2011 for IFC). ASU 2009-13 is not expected to have a material impact on IFC's financial position, results of operations or cash flows.

In December 2009, the FASB issued ASU No. 2009-17, *Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets* (ASU 2009-16) and ASU No. 2009-17, Consolidations (Topic 810): *Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities* (ASU 2009-17). ASU 2009-16 and ASU 2009-17 formally update the ASC for the provisions of SFAS No. 166 and SFAS No. 167, respectively.

In January 2010, the FASB issued ASU No. 2010-02, *Consolidation (Topic 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary - a Scope Clarification* (ASU 2010-02) and ASU No. 2010-03, *Extractive Industries - Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures* (ASU 2010-03) .

ASU 2010-02 affects entities that experience a decrease in ownership in a subsidiary or that exchange a group of assets that constitutes a business for an equity interest in another entity and clarifies that the scope of the decrease in ownership provisions of Subtopic 810-10. ASU 2010-02 is affective for beginning in the period that an entity adopts SFAS No. 160 (which is the year ending June 30, 2010 for IFC). ASU 2010-02 is not expected to have a material impact on IFC's financial position, results of operations or cash flows.

ASU 2010-03 affects entities that engage in oil- and gas-producing activities and, among other things, expands the definition of *oil- and gas-producing activities* to include the extraction of saleable hydrocarbons and other non-renewable natural resources that are intended to be upgraded into synthetic oil and gas, amends the definition of *proved oil and gas reserves* to indicate what prices must be used when estimating whether reserves are economical to produce and clarifies that an entity's equity method investments must be considered in determining whether it has significant oil- and gas- producing activities. ASU is effective for annual reporting periods ending on or after December 31, 2009 (which is the year ending June 30, 2010 for IFC). ASU 2010-03 is not expected to have a material impact on IFC's financial position, results of operations or cash flows.

In February 2010, the FASB issued ASU No. 2010-09, *Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements* (ASU 2010-09) and ASU No. 2010-10, *Consolidation (Topic 810): Amendments for Certain Investment Funds* (ASU 2010-10), and in March 2010 issued ASU 2010-11, *Derivatives and Hedging (Topic 815): Scope Exception Related to Embedded Credit Derivatives* (ASU 2010-11).

ASU 2010-09 adds the term "SEC filer" to the ASC Master Glossary; requires (1) SEC filers and (2) certain other entities to evaluate subsequent events through the date the financial statements are issued; requires all other entities to evaluate subsequent events through the date the financial statements are available to be issued; and exempts SEC filers from disclosing the date through which subsequent events have been evaluated. ASU 2010-09 was effective upon issuance and had no material impact on IFC's financial position, results of operations or cash flows.

ASU 2010-10 defers application of SFAS No. 167 for a reporting enterprise's interest in certain entities if (1) the entity either has all the attributes of an investment company as specified in the ASC or is an entity for which it is industry practice to account for its assets at fair value through earnings, (2) the reporting enterprise does not have an explicit or implicit obligation to fund losses of the entity that could be potentially significant to that entity, and (3) the entity is not a securitization entity, an asset-backed financing entity, or an entity that was formerly considered a qualifying special purpose entity, as well as interests in entities that are required to comply with or operate in accordance with requirements that are similar to those included in Rule 2a-7 of the Investment Company Act of 1940. ASU 2010-10 is effective beginning as of the first annual reporting period that begins after November 15, 2009 (which is the year ending June 30, 2011 for IFC). IFC is evaluating the provisions of ASU 2010-10.

ASU 2010-11 addresses application of the scope exception for certain embedded credit derivatives contained in ASC 815-15-15-8 and 15-9 (formerly paragraph 14B of FAS No. 133) and is effective on the first day of the first fiscal quarter beginning after June 15, 2010 (which is the three months ending September 30, 2010 for IFC). ASU 2010-11 is not expected to have a material impact on IFC's financial position, results of operations or cash flows.

In addition, during the nine months ended March 31, 2010, the FASB issued and/or approved various other ASUs. IFC analyzed and implemented the new guidance, as appropriate, with no material impact on either the financial position, results of operations or cash flows of IFC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE B – LIQUID ASSET TRADING PORTFOLIO

Income from the liquid asset trading portfolio for the three and nine months ended March 31, 2010 and 2009 comprises (US$ millions):

	Three months ended March 31,		Nine months ended March 31,	
	2010	2009	2010	2009
Interest income	$ 58	$ 100	$ 260	$ 390
Net gains (losses) on trading activities:				
Realized gains	36	188	108	330
Unrealized gains (losses)	141	(273)	317	(569)
Net gains (losses) on trading activities	177	(85)	425	(239)
Foreign currency transaction (losses) gains	(2)	2	(1)	(3)
Total income from liquid asset portfolio	**$ 233**	**$ 17**	**$ 684**	**$ 148**

Net gains (losses) on trading activities comprise net gains on asset-backed and mortgage-backed securities of $145 million and $340 million for the three and nine months ended March 31, 2010 ($26 million losses and $545 million losses - three and nine months ended March 31, 2009) and net gains on other trading securities of $32 million and $85 million for the three and nine months ended March 31, 2010 ($59 million losses and $306 million gains - three and nine months ended March 31, 2009).

Trading securities at March 31, 2010 include securities with a fair value of $955 million, which are rated less than triple-A by one or more rating agency ($872 million - June 30, 2009).

NOTE C – INVESTMENTS

The carrying value of investments at March 31, 2010 and June 30, 2009 comprises (US$ millions):

	March 31, 2010	June 30, 2009
Loans		
Loans at amortized cost	$ 17,561	$ 16,180
Less: Reserve against losses on loans	(1,342)	(1,238)
Net loans	16,219	14,942
Loans accounted for at fair value under the Fair Value Option (outstanding principal balance $473 - March 31, 2010, $466 - June 30, 2009)	465	386
Total Loans	**16,684**	**15,328**
Equity investments		
Equity investments at cost less impairment	2,335	2,101
Equity investments accounted for at fair value as available-for-sale* (cost $1,246 - March 31, 2010, $963 - June 30, 2009)	3,258	1,927
Equity investments accounted for at fair value under the Fair Value Option (cost $1,180 - March 31, 2010, $1,041 - June 30, 2009)	1,660	1,316
Total equity investments	**7,253**	**5,344**
Debt securities		
Debt securities accounted for at fair value as available-for-sale (amortized cost $1,507- March 31, 2010, $1,500 - June 30, 2009)	1,714	1,542
Debt securities accounted for at fair value under the Fair Value Option (cost $180 - March 31, 2010, $0 - June 30, 2009)	199	-
Total debt securities	**1,913**	**1,542**
Total carrying value of investments	**$ 25,850**	**$ 22,214**

* Unrealized gains on equity investments accounted for at fair value as available-for-sale at March 31, 2010 excludes $21 million ($12 million at June 30, 2009) in respect of equity investments that were previously listed in markets that provided readily determinable fair values that currently do not provide readily determinable fair values.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE D – LOANS AND GUARANTEES

Loans

Income from loans and guarantees for the three and nine months ended March 31, 2010 and 2009, comprise the following (US$ millions):

	Three months ended March 31,		Nine months ended March 31,	
	2010	2009	2010	2009
Interest income	$ 162	$ 237	$ 504	$ 703
Commitment fees	11	8	29	23
Other financial fees	16	6	36	21
Unrealized gains (losses) on loans accounted for under the Fair Value Option	20	(9)	72	(78)
Income from loans and guarantees	$ 209	$ 242	$ 641	$ 669

Loans on which the accrual of interest has been discontinued amounted to $871 million at March 31, 2010 ($457 million - June 30, 2009). Interest income not recognized on nonaccruing loans during the three months ended March 31, 2010 totaled $17 million ($12 million - three months ended March 31, 2009) and $48 million during the nine months ended March 31, 2010 ($28 million - nine months ended March 31, 2009). Interest income recognized on loans in nonaccrual status, related to current and prior years, during the three months ended March 31, 2010 was $8 million ($7 million - three months ended March 31, 2009) and $18 million during the nine months ended March 31, 2010 ($13 million - nine months ended March 31, 2009) on a cash basis. The average recorded investment in impaired loans during the nine months ended March 31, 2010, was $767 million ($450 million - year ended June 30, 2009). The recorded investment in impaired loans at March 31, 2010 was $982 million ($552 million - June 30, 2009).

Guarantees

Under the terms of IFC's guarantees, IFC agrees to assume responsibility for the client's financial obligations in the event of default by the client, where default is defined as failure to pay when payment is due. Guarantees entered into by IFC generally have maturities consistent with those of the loan portfolio. Guarantees signed at March 31, 2010 totaled $2,330 million ($2,055 million - June 30, 2009). Guarantees of $1,813 million that were outstanding (i.e., not called) at March 31, 2010 ($1,365 million - June 30, 2009), were not included in loans on IFC's condensed consolidated balance sheet. The outstanding amount represents the maximum amount of undiscounted future payments that IFC could be required to make under these guarantees.

Reserves against losses on loans

Changes in the reserve against losses on loans for the nine months ended March 31, 2010, and the year ended June 30, 2009, are summarized below (US$ millions):

	Nine months ended March 31, 2010			Year ended June 30, 2009		
	Specific reserves	Portfolio reserves	Total reserves	Specific reserves	Portfolio reserves	Total reserves
Beginning balance	$ 300	$ 938	$ 1,238	$ 219	$ 629	$ 848
Provision for losses on loans	87	20	107	109	332	441
Write-offs	(7)	-	(7)	(41)	-	(41)
Recoveries of previously written-off loans	4	-	4	15	-	15
Foreign currency transaction adjustments	(2)	-	(2)	(1)	(23)	(24)
Other adjustments	2	-	2	(1)	-	(1)
Ending balance	$ 384	$ 958	$ 1,342	$ 300	$ 938	$ 1,238

Provision for losses on loans and guarantees

The provision for losses on loans and guarantees in the condensed consolidated income statement for the three months ended March 31, 2010 includes $0 in respect of guarantees ($2 million charge - three months ended March 31, 2009) and $6 million charge for the nine months ended March 31, 2010 ($0 - nine months ended March 31, 2009). At March 31, 2010 the accumulated reserve for losses on guarantees, included in the condensed consolidated balance sheet in payables and other liabilities, was $20 million ($14 million - June 30, 2009). Other adjustments comprise reserves against interest capitalized as part of a debt restructuring.

NOTE E – DEBT SECURITIES

Debt securities available-for-sale at March 31, 2010 and June 30, 2009 comprise (US$ millions):

	March 31, 2010				June 30, 2009			
		Unrealized		Fair		Unrealized		Fair
	Cost	Gains	Losses	Value	Cost	Gains	Losses	Value
Corporate debt securities:								
Amortized cost	$ 1,168				$ 1,169			
Foreign currency transaction gains	112				39			
Total Corporate debt securities	1,280	33	(33)	1,280	1,208	17	(54)	1,171
Preferred shares	305	116	(21)	400	196	65	(3)	258
Asset-backed securities	31	-	-	31	67	-	-	67
Other debt securities	3	-	-	3	68	-	(22)	46
Total	$ 1,619	$ 149	$ (54)	$ 1,714	$ 1,539	$ 82	$ (79)	$ 1,542

The fair value, unrealized losses and length of time of unrealized losses on debt securities available-for-sale at March 31, 2010 are summarized below (US$ millions):

	Less Than 12 Months		12 Months or Greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Corporate debt securities	$ 237	$ (14)	$ 523	$ (19)	$ 760	$ (33)
Preferred shares	87	(10)	53	(11)	140	(21)
Total	$ 324	$ (24)	$ 576	$ (30)	$ 900	$ (54)

Corporate debt securities comprise investments in bonds and notes. Unrealized losses associated with corporate debt securities are primarily attributable to movements in the credit default swap spread curve applicable to the issuer. Based upon IFC's assessment of expected credit losses, IFC has determined that the issuer is expected to make all contractual principal and interest payments. Accordingly, IFC expects to recover the cost basis of these securities.

Preferred shares comprise investments in preferred equity investments with convertible features that are redeemable at the option of IFC or mandatorily redeemable by the issuer. Unrealized losses associated with preferred shares are primarily driven by changes in discount rates associated with changes in credit spreads or interest rates, minor changes in exchange rates and comparable market valuations in the applicable sector. Based upon IFC's assessment of the expected credit losses, IFC expects to recover the cost basis of these securities.

Income from debt securities for the three and nine months ended March 31, 2010 and 2009 comprises the following (US$ millions):

	Three months ended March 31,		Nine months ended March 31,	
	2010	2009	2010	2009
Interest income	$ 10	$ 16	$ 27	$ 52
Realized gains on sales of debt securities	-	4	14	4
Dividends	1	2	3	4
Impairment losses on debt securities:				
Total other-than-temporary impairment losses	(1)	(5)	(4)	(49)
Portion of losses recognized in other comprehensive income	-	-	2	-
Net impairment losses recognized in net income	(1)	(5)	(2)	(49)
Unrealized gains on debt securities accounted for at fair value under the Fair Value Option	16	-	19	-
Total income from debt securities	$ 26	$ 17	$ 61	$ 11

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE F – EQUITY INVESTMENTS

Income (loss) from equity investments for the three and nine months ended March 31, 2010 and 2009 comprises the following (US$ millions):

	Three months ended March 31,		Nine months ended March 31,	
	2010	2009	2010	2009
Realized gains on equity sales, net	$ 79	$ 260	$ 405	$ 615
Unrealized gains (losses) on equity investments accounted for at fair value under the Fair Value Option	21	(47)	205	(353)
Gains (losses) on non-monetary exchanges	13	(1)	28	8
Dividends and profit participations	54	27	184	220
Other-than-temporary impairment losses:				
Equity investments at cost less impairment	(16)	(93)	(91)	(627)
Equity investments available-for-sale	(5)	(84)	(18)	(343)
Total other-than-temporary impairment losses	(21)	(177)	(109)	(970)
Custody, fees and other	(1)	4	(5)	4
Total income (loss) from equity investments	**$ 145**	**$ 66**	**$ 708**	**$ (476)**

Dividends and profit participations include $12 million for the three months ended March 31, 2010 ($7 million - three months ended March 31, 2009) and $43 million for the nine months ended March 31, 2010 ($43 million - nine months ended March 31, 2009) of receipts received in freely convertible cash, net of cash disbursements, in respect of investments accounted for under the cost recovery method, for which cost has been fully recovered.

Equity investments include several private equity funds that invest primarily in emerging markets across a range of sectors and that are accounted for at fair value under the Fair Value Option. These investments cannot be redeemed with the funds. Instead, the nature of the investments in this class is that distributions are received through the liquidation of the underlying assets of the funds. IFC estimates that the underlying assets of the funds would be liquidated over five to eight years. The fair values of all these funds have been determined using the net asset value of IFC's ownership interest in partners' capital and totaled $962 million as of March 31, 2010 ($716 million as of June 30, 2009). The unfunded commitment obligations related to these funds totaled $860 million as of March 31, 2010 ($648 million as of June 30, 2009).

NOTE G – RETAINED EARNINGS DESIGNATIONS AND RELATED EXPENDITURES AND ACCUMULATED OTHER COMPREHENSIVE INCOME

On August 5, 2009, IFC's Board of Directors approved a designation of $200 million of IFC's retained earnings for grants to IDA and concurrently reallocated $70 million of the unutilized balances of prior year designations relating to performance-based grants, $70 million of the unutilized balances of prior year designations relating to the Global Infrastructure Project Development Fund and $60 million of the unutilized balances relating to IFC SME Ventures for IDA countries. On October 7, 2009, IFC's Board of Governors noted with approval the designations and reallocations approved by IFC's Board of Directors on August 5, 2009.

At June 30, 2009, retained earnings designated for advisory services totaled $409 million. IFC has recorded expenditures for advisory services totaling $12 million for the three months ended March 31, 2010 ($14 million - three months ended March 31, 2009) and $74 million for the nine months ended March 31, 2010 ($94 million - nine months ended March 31, 2009). At March 31, 2010, retained earnings designated for advisory services totaled $335 million.

At June 30, 2009, retained earnings designated for performance-based grants totaled $183 million. IFC reallocated $70 million of the unutilized balances of the prior year designations relating to performance-based grants. IFC has recorded expenditure for performance-based grants totaling $1 million for the three months ended March 31, 2010 ($0 - three months ended March 31, 2009) and $5 million for the nine months ended March 31, 2010 ($1 million - nine months ended March 31, 2009). At March 31, 2010, retained earnings designated for performance-based grants totaled $108 million.

At June 30, 2009, retained earnings designated for IFC SME Ventures for IDA countries totaled $99 million. IFC reallocated $60 million of the unutilized balances of the prior year designations relating to IFC SME Ventures for IDA countries. IFC has recorded expenditures for IFC SME Ventures for IDA countries totaling $1 million for the three months ended March 31, 2010 ($0 - three months ended March 31, 2009) and $1 million for the nine months ended March 31, 2010 ($0 - nine months ended March 31, 2009). At March 31, 2010, retained earnings designated for IFC SME Ventures for IDA countries totaled $38 million.

Through June 30, 2009, retained earnings designated for the Global Infrastructure Project Development Fund totaled $100 million. IFC reallocated $70 million of the unutilized balances of the prior year designations relating to the Global Infrastructure Project Development Fund. IFC has not recognized any expenditure for the Global Infrastructure Project Development Fund through March 31, 2010. At March 31, 2010, retained earnings designated for the Global Infrastructure Project Development Fund totaled $30 million.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Through June 30, 2009, IFC had designated retained earnings in the cumulative amount of $1,100 million for grants to IDA for IDA to use in providing financing in the form of grants in addition to loans, all in furtherance of IFC's purpose as stated in its Articles of Agreement. At June 30, 2009, retained earnings designated for grants to IDA had been expended. On August 5, 2009, IFC's Board of Directors approved a designation of $200 million of IFC's retained earnings for grants to IDA, which IFC's Board of Governors noted with approval on October 7, 2009. IFC recorded grants to IDA totaling $0 for the three months ended March 31, 2010 ($0 - three months ended March 31, 2009) and $200 million for the nine months ended March 31, 2010 ($450 million - nine months ended March 31, 2009). At March 31, 2010, retained earnings designated for grants to IDA had been expended.

Designated retained earnings at March 31, 2010 and June 30, 2009 are summarized as follows (US$ millions):

	March 31, 2010	June 30, 2009
Advisory services	$ 335	$ 409
Performance-based grants	108	183
IFC SME Ventures for IDA countries	38	99
Global Infrastructure Project Development Fund	30	100
Total designated retained earnings	**$ 511**	**$ 791**

The components of accumulated other comprehensive income at March 31, 2010 and June 30, 2009 are summarized as follows (US$ millions):

	March 31, 2010	June 30, 2009
Net unrealized gains on debt securities	$ 206	$ 41
Net unrealized gains on equity investments	2,033	976
Unrecognized net actuarial losses and unrecognized prior service costs on benefit plans	(291)	(306)
Total accumulated other comprehensive income	**$ 1,948**	**$ 711**

NOTE H – NET GAINS AND LOSSES ON OTHER NON-TRADING FINANCIAL INSTRUMENTS ACCOUNTED FOR AT FAIR VALUE

Net gains and losses on other non-trading financial instruments accounted for at fair value for the three and nine months ended March 31, 2010 and 2009 comprises (US$ millions):

	Three months ended March 31,		Nine months ended March 31,	
	2010	2009	2010	2009
Unrealized losses on market borrowings accounted for at fair value:				
Credit spread component	$ (45)	$ 175	$ (288)	$ 1,349
Interest rate, foreign exchange and other components	(313)	(177)	(116)	(1,447)
Total unrealized losses on market borrowings	(358)	(2)	(404)	(98)
Unrealized gains on derivatives associated with market borrowings	320	100	206	937
Net unrealized (losses) gains on market borrowings and associated derivatives	(38)	98	(198)	839
Unrealized losses on derivatives associated with loans and guarantees	(77)	(99)	(97)	(146)
Unrealized gains (losses) on derivatives associated with debt securities	38	69	73	(19)
Net (losses) gains on derivatives associated with equity investments	(17)	(6)	(22)	102
Net (losses) gains on other non-trading financial instruments accounted for at fair value	**$ (94)**	**$ 62**	**$ (244)**	**$ 776**

As discussed in Note A, "Summary of significant accounting and related policies", market borrowings with associated derivatives are accounted for at fair value under the Fair Value Option. Differences arise between the movement in the fair value of market borrowings and the fair value of the associated derivatives primarily due to the different credit characteristics. The change in fair value reported in "Net unrealized (losses) gains on market borrowings and associated derivatives" includes the impact of changes in IFC's own credit spread. As credit spreads widen, unrealized gains are recorded and when such credit spreads narrow, unrealized losses are recorded (notwithstanding the impact of other factors, such as changes in risk-free interest and foreign currency exchange rates). The magnitude and direction (gain or loss) can be volatile from period to period but do not alter the cash flows on the market borrowings.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE I – DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS

As discussed in Note A, "Summary of significant accounting and related policies", IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities, equity investments, client risk management, borrowing, liquid asset management and asset and liability management. None of these derivative instruments are designated as hedging instruments under ASC 815. Note A describes how and why IFC uses derivative instruments.

The fair value of derivative instrument assets and liabilities by risk type at March 31, 2010 and June 30, 2009 is summarized as follows (US$ millions):

Balance sheet location	March 31, 2010 Fair Value	June 30, 2009 Fair value
Derivative assets		
Interest rate	$ 372	$ 361
Foreign exchange	2	200
Interest rate and currency	1,522	1,299
Equity	380	327
Other derivative	1	8
Total derivative assets	$ 2,277	$ 2,195
Derivative liabilities		
Interest rate	$ 227	$ 314
Foreign exchange	11	202
Interest rate and currency	677	1,037
Total derivative liabilities	$ 915	$ 1,553

The effect of derivatives on the condensed consolidated income statement for the three and nine months ended March 31, 2010 and 2009 is summarized as follows (US$ millions):

Derivative risk category	Income statement location	Three month ended March 31, 2010	Three month ended March 31, 2009	Nine months ended March 31, 2010	Nine months ended March 31, 2009
Interest rate	Income from loans and guarantees	$ (11)	$ (5)	$ (28)	$ (12)
	Income from liquid asset trading activities	(91)	(31)	(188)	(86)
	Charges on borrowings	114	33	279	89
	Other income	2	1	6	10
	Net (losses) gains on other non-trading financial instruments accounted for at fair value	80	(38)	89	245
Foreign exchange	Foreign currency transaction (losses) gains on non-trading activities	4	1	7	(68)
	Net (losses) gains on other non-trading financial instruments accounted for at fair value	(2)	(2)	(4)	(3)
Interest rate and currency	Income from loans and guarantees	(43)	(33)	(131)	(99)
	Income from debt securities	(15)	(16)	(49)	(46)
	Income from liquid asset trading activities	(7)	2	(4)	(7)
	Charges on borrowings	208	91	553	208
	Foreign currency transaction (losses) gains on non-trading activities	118	(351)	614	(485)
	Net (losses) gains on other non-trading financial instruments accounted for at fair value	204	107	69	532
Equity	Net (losses) gains on other non-trading financial instruments accounted for at fair value	(17)	(9)	12	92
Other	Income (loss) from equity investments	-	6	(1)	8
	Net (losses) gains on other non-trading financial instruments accounted for at fair value	(1)	4	(6)	6
Total		$ 543	$ (240)	$ 1,218	$ 384

The income related to each derivative risk category includes realized and unrealized gains and losses on both derivative instruments and nonderivative instruments.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

At March 31, 2010, the outstanding volume, measured by US$ equivalent notional, of interest rate contracts was $29,998 million, foreign exchange contracts was $737 million and interest rate and currency contracts was $19,522 million. At March 31, 2010, there were 132 equity derivative contracts and three other derivative contracts related to IFC's loan and equity investment portfolio recognized as derivatives assets or liabilities under ASC 815.

IFC enters into interest rate and currency derivatives under standard industry contracts that contain credit risk-linked contingent features with respect to collateral requirements. Should IFC's credit rating be downgraded from the current AAA, the credit support annexes of these standard swap agreements detail, by swap counterparty, the collateral requirements IFC must satisfy in this event. The aggregate fair value of derivatives containing a credit risk-linked contingent feature in a net liability position was $207 million at March 31, 2010 ($533 million at June 30, 2009). At March 31, 2010 IFC had no collateral posted under these agreements. If IFC was downgraded from the current AAA to AA+, then collateral in the amount of $32 million would be required to be posted against net liability positions by counterparty at March 31, 2010 ($151 million at June 30, 2009).

NOTE J – FAIR VALUE MEASUREMENTS

Many of IFC's financial instruments are not actively traded in any market. Accordingly, estimates and present value calculations of future cash flows are used to estimate the fair values. Determining future cash flows for fair value estimation is subjective and imprecise, and minor changes in assumptions or methodologies may materially affect the estimated values. The excess or deficit resulting from the difference between the carrying amounts and the fair values presented does not necessarily reflect the realizable values, since IFC generally holds loans, borrowings and other financial instruments with contractual maturities to maturity with the aim of realizing their historical values.

The estimated fair values reflect the interest rate environments as of March 31, 2010 and June 30, 2009. In different interest rate environments, the fair value of IFC's financial assets and liabilities could differ significantly, especially the fair value of certain fixed rate financial instruments. Reasonable comparability of fair values among financial institutions is not likely, because of the wide range of permitted valuation techniques and numerous estimates that must be made in the absence of secondary market prices. This lack of objective pricing standards introduces a greater degree of subjectivity and volatility to these derived or estimated fair values. Therefore, while disclosure of estimated fair values of financial instruments is required, readers are cautioned in using this data for purposes of evaluating the financial condition of IFC. The fair values of the individual financial instruments do not represent the fair value of IFC taken as a whole.

The methodologies used and key assumptions made to estimate fair values as of March 31, 2010, and June 30, 2009, are summarized below.

Liquid assets - The primary pricing source for the liquid assets is valuations obtained from external pricing services (vendor prices). The most liquid securities in the liquid asset portfolio are exchange traded futures and options and US Treasuries. For exchange traded futures and options, exchange quoted prices are obtained and these are classified as Level 1 in accordance with ASC 820. Liquid assets valued using quoted market prices are also classified as Level 1. US Treasuries are valued using index prices and also classified as Level 1. The remaining liquid assets valued using vendor prices are classified as Level 2 or Level 3 based on the results of IFC's evaluation of the vendor's pricing methodologies. Most vendor prices use some form of matrix pricing methodology to derive the inputs for projecting cash flows or to derive prices. When vendor prices are not available, liquid assets are valued internally by IFC using yield pricing approach or comparables model approach and these are classified as Level 2 or Level 3 depending on the degree that the inputs are observable in the market.

The critical factors in valuing liquid assets in both Level 2 and Level 3 are the estimation of cash flows and yield. Other significant inputs for valuing corporate securities, quasi-government securities and sovereign or sovereign-guaranteed securities include reported trades, broker/dealer quotes, benchmark securities, option adjusted spread curve, volatilities, and other reference data. In addition to these inputs, valuation models for securitized or collateralized securities use collateral performance inputs, such as weighted average coupon rate, weighted average maturity, conditional prepayment rate, constant default rate, vintage, and credit enhancements.

Derivative instruments - The various classes of derivative instruments include foreign exchange contracts, interest rate and currency contracts, equity contracts and other derivative contracts. Certain over the counter derivatives in the liquid asset portfolio priced in-house are classified as Level 2, while certain over the counter derivatives priced using external manager prices are classified as Level 3. Fair values for derivative instruments are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate. The significant inputs used in valuing the various classes of derivative instruments are presented below:

Classes	Significant Inputs
Interest rate contracts	Inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.
Foreign exchange	Foreign exchange rate, inter-bank yield curves and foreign exchange basis curve.
Interest rate and currency rates	Foreign exchange rate, inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.
Equity	Equity spot price, volatility, risk free rate, dividend yield, expiry date, discount rate, strike price, discount rate and option period.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Other derivative contracts	Foreign exchange rate, inter-bank yield curves, foreign exchange basis curve, yield curves specified to index, floating rates and inflation curve, swaption volatility matrix, equity spot price, volatility and dividend yield.

Loans and loan commitments - Effective June 30, 2009, IFC enhanced the valuation of the loan portfolio to be consistent with the ASC 820 framework and its ASC 825 loan fair value methodology. Fair values of loans were determined on the basis of discounted cash flows, incorporating credit default swap spreads and expected recovery rates, risk free rate, amortization schedule and investment risk rating and were classified as Level 3. Certain loans contain embedded conversion and/or income participation features. If not bifurcated as standalone derivatives, these features were considered in determining the loans' fair value based on the quoted market prices or other calculated values of the equity investments into which the loans are convertible and the discounted cash flows of the income participation features. Fair values of loan commitments were based on discounted cash flows.

Equity investments - Equity investments valued using quoted prices in active markets are classified as Level 1. Investments in funds were valued using net asset values and classified under Level 3 . Equity investments, other than investments in funds, without available market prices were valued using valuation techniques appropriate to the investment such as recent transactions (IFC's purchase price, price that is in the process of negotiation, or recent trade price from third party transactions), discounted cash flows, and relative valuation through the use of comparables. Such equity investments were classified as Level 3.

The below table presents the significant inputs for the discounted cash flow model and the relative valuation through use of comparables approach:

Valuation techniques	Banking and non-banking financial institutions	Insurance companies	Real sectors and others
Discounted cash flow model	Asset growth rate, discount rate, terminal value multiple or perpetual growth rate, cost of equity, return on assets, target leverage and recovery rate.		
Relative valuations through the use of comparables	Price/Book Value, and Price/Earnings.	Price/Book Value, Price/Embedded Value, and Appraisal Value	Enterprise Value/EBITDA, Enterprise Value/Sales, Price /Book Value, Price/Earnings, Price/EBITDA, and Price/Sales.

Debt securities - Debt securities in IFC's investment portfolio do not have available market prices and are valued using discounted cash flow approaches . All debt securities are classified as Level 3. Significant inputs used for valuations of significant classes of debt securities are presented below:

Classes	Significant Inputs
Corporate debt securities	Risk free rate, amortization schedule, investment risk rating, Credit Default Swap (CDS) spreads and recovery rate.
Asset Backed Securities	Risk free rate, asset risk rating, CDS spreads, recovery rate and correlation parameter, CDS spread, ratings of class notes, index rates, default rate, prepayment rate, recovery rate, recovery lag, delinquency rate and optional redemption option.

Borrowings - Fair values derived by using quoted prices in active markets are classified as Level 1. Fair values derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate are classified as Level 2. The significant inputs used in valuing borrowings classified as Level 2 are presented below:

Classes	Significant Inputs
Structured bonds	Foreign exchange rate and inter-bank yield curves, IFC's credit curve and swaption volatility matrix, foreign exchange rate volatility, equity spot price, volatility and dividend yield.
Unstructured bonds	Inter-bank yield curve and IFC's credit curve.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Estimated fair values of IFC's financial assets and liabilities and off-balance sheet financial instruments at March 31, 2010 and June 30, 2009 are summarized below (US$ millions). IFC's credit exposure is represented by the estimated fair values of its financial assets.

	March 31, 2010		June 30, 2009	
	Carrying amount	Fair Value	Carrying amount	Fair value
Financial assets				
Cash and due from banks, time deposits, trading securities and securities purchased under resale agreements	$ 28,373	$ 28,373	$ 25,044	$ 25,044
Investments:				
Loans, net	16,684	17,822	15,328	15,238
Equity investments at cost less impairment	2,335	5,683	2,101	4,689
Equity investments accounted for at fair value as available-for-sale	3,258	3,258	1,927	1,927
Equity investments accounted for at fair value under the Fair Value Option	1,660	1,660	1,316	1,316
Total equity investments	7,253	10,601	5,344	7,932
Debt securities	1,913	1,913	1,542	1,542
Total investments	25,850	30,336	22,214	24,712
Derivative assets:				
Borrowings-related	1,626	1,626	1,300	1,300
Liquid asset portfolio-related and other	62	62	231	231
Investment-related	552	552	629	629
Client risk management-related	37	37	35	35
Total derivative assets	2,277	2,277	2,195	2,195
Other investment-related financial assets	-	32	-	25
Financial liabilities				
Securities sold under repurchase agreements and payable for cash collateral received	$ 8,167	$ 8,167	$ 6,388	$ 6,388
Market and IBRD borrowings outstanding	29,917	29,926	25,711	25,718
Derivative liabilities:				
Borrowings-related	402	402	896	896
Liquid asset portfolio-related and other	91	91	280	280
Investment-related	385	385	342	342
Client risk management-related	37	37	35	35
Total derivative liabilities	915	915	1,553	1,553

Other investment-related financial assets comprise standalone stock options and warrants that do not meet the definition of a derivative.

The fair value of loan commitments amounted to $15 million at March 31, 2010 ($20 million - June 30, 2009).

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following tables provide information as of March 31, 2010 and June 30, 2009, about IFC's financial assets and financial liabilities measured at fair value on a recurring basis. As required by ASC 820, financial assets and financial liabilities are classified in their entirety based on the lowest level input that is significant to the fair value measurement (US$ millions):

	At March 31, 2010			
	Level 1	Level 2	Level 3	Total
Trading securities:				
Money market funds	$ 1,277	$ -	$ -	$ 1,277
Treasury securities	5,712	720	-	6,432
Foreign government bonds	-	451	-	451
Government guaranteed bonds	-	6,010	-	6,010
Sovereign bonds	-	-	-	-
Supranational bonds	-	155	-	155
Municipal bonds	-	461	-	461
Agency bonds	3	21	-	24
Foreign agency bonds	-	763	-	763
Agency residential mortgage-backed securities	-	1,090	-	1,090
Asset-backed securities	-	2,824	80	2,904
Foreign asset-backed securities	-	128	-	128
Corporate bonds	-	1,114	-	1,114
Commercial mortgage-backed securities	-	673	-	673
Foreign residential mortgage-backed securities	-	539	-	539
Non-agency residential mortgage-backed securities	-	733	132	865
Collateral debt and collateral loan obligations	-	114	113	227
Total trading securities	6,992*	15,796	325	23,113
Loans (outstanding principal balance $473)	-	-	465	465
Equity investments:				
Banking and non-banking financial institutions	1,327	-	933	2,260
Insurance companies	-	-	36	36
Funds	2	-	964	966
Real sectors	1,286	-	370	1,656
Total equity investments	2,615	-	2,303	4,918
Debt securities:				
Corporate debt securities	-	-	1,403	1,403
Preferred shares	-	-	476	476
Asset-backed securities	-	-	31	31
Other debt securities	-	-	3	3
Total debt securities	-	-	1,913	1,913
Derivative assets:				
Interest rate contracts	-	372	-	372
Foreign exchange	-	2	-	2
Interest rate and currency rates	-	1,522	-	1,522
Equity	-	-	380	380
Other derivative contracts	-	-	1	1
Total derivative assets	-	1,896	381	2,277
Total assets at fair value	**$ 9,607**	**$ 17,692**	**$ 5,387**	**$ 32,686**
Borrowings:				
Structured bonds	-	4,470	-	4, 470
Unstructured bonds	11,137	12,506	-	23,643
Total borrowings (outstanding principal balance $28,581**)	$ 11,137	$ 16,976	$ -	$ 28,113
Derivative liabilities:				
Interest rate contracts	-	227	-	227
Foreign exchange	-	11	-	11
Interest rate and currency rates	-	677	-	677
Total derivative liabilities	-	915	-	915
Total liabilities at fair value	**$ 11,137**	**$ 17,891**	**$ -**	**$ 29,028**

* includes securities priced at par plus accrued interest, which approximates fair value, with a fair value of $1,288 million at March 31, 2010.
** includes discount notes, with original maturities greater than one year, with principal due at maturity of $2,399 million, with a fair value of $1,831 million as of March 31, 2010.
Note: For the three and nine months ended March 31, 2010 there were no transfers between Level 1 and Level 2 or vice versa.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

	At June 30, 2009			
	Level 1	Level 2	Level 3	Total
Trading securities:				
Money market funds	$ 692	$ -	$ -	$ 692
Treasury securities	5,911	1,311	-	7,222
Foreign government bonds	-	101	-	101
Government guaranteed bonds	-	4,237	-	4,237
Supranational bonds	-	267	-	267
Municipal bonds	-	562	-	562
Agency bonds	4	378	-	382
Foreign agency bonds	-	99	-	99
Agency residential mortgage-backed securities	-	2,785	-	2,785
Asset-backed securities	-	1,449	283	1,732
Foreign asset-backed securities	-	49	10	59
Corporate bonds	-	101	-	101
Commercial mortgage-backed securities	-	491	1	492
Foreign residential mortgage-backed securities	-	45	53	98
Non-agency residential mortgage-backed securities	-	754	328	1,082
Collateral debt and collateral loan obligations	-	151	181	332
Total trading securities	6,607*	12,780	856	20,243
Loans (outstanding principal balance $466)	-	-	386	386
Equity investments	1,667	-	1,576	3,243
Debt securities:				
Corporate debt securities	-	-	1,171	1,171
Preferred shares	-	-	258	258
Asset-backed securities	-	-	67	67
Other debt securities	-	-	46	46
Total debt securities	-	-	1,542	1,542
Derivative assets	-	1,860	335	2,195
Total assets at fair value	$ 8,274	$ 14,640	$ 4,695	$ 27,609
Borrowings (outstanding principal balance $26,813**)	$ 8,533	$ 16,728	$ -	$ 25,261
Derivative liabilities	-	1,553	-	1,553
Total liabilities at fair value	$ 8,533	$ 18,281	$ -	$ 26,814

* includes securities priced at par plus accrued interest, which approximates fair value, with a fair value of $711 million at June 30, 2009.

** includes discount notes, with original maturities greater than one year, with principal due at maturity of $2,132 million, with a fair value of $1,494 million as of June 30, 2009.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following tables present the changes in the carrying value of IFC's Level 3 financial assets and financial liabilities for the nine months ended March 31, 2010 and year ended June 30, 2009 (US$ millions):

Level 3 trading securities for nine months ended March 31, 2010	Asset backed securities	Non-agency residential mortgage backed securities	Collateral loan and debt obligations	Total
Balance as of July 1, 2009	$ 293	$ 382	$ 181	$ 856
Transfers into Level 3 (***)	-	75	-	75
Transfers out of Level 3 (****)	(293)	(298)	(59)	(650)
Total gains (losses) (realized and unrealized) for the nine months March 31, 2010 in:				
Net income (loss)	-	6	-	6
Purchases, issuances, sales and settlements:				
Purchases	80	-	-	80
Settlements and others	-	(33)	(9)	(42)
Balance as of March 31, 2010	**$ 80**	**$ 132**	**$ 113**	**$ 325**
For the nine months ended March 31, 2010:				
Unrealized gains included in net income	$ -	$ 6	$ -	$ 6

Level 3 loans and debt securities for nine months ended March 31, 2010	Loans	Debt securities				
		Corporate securities	Preferred shares	Asset backed securities	Others	Total
Balance as of July 1, 2009	$ 386	$ 1,171	$ 258	$ 67	$ 46	$ 1,542
Total gains (losses) (realized and unrealized) for the nine months ended March 31, 2010 in:						
Net income (loss)	75	15	16	6	-	37
Other comprehensive income (loss)	-	114	55	(4)	-	165
Purchases, issuances, sales and settlements:						
Purchases	-	150	97	-	-	247
Issuances	75	-	-	-	-	-
Sales	-	-	(13)	-	-	(13)
Settlements and others	(71)	(47)	63	(38)	(43)	(65)
Balance as of March 31, 2010	**$ 465**	**$ 1,403**	**$ 476**	**$ 31**	**$ 3**	**$ 1,913**
For the nine months ended March 31, 2010:						
Unrealized gains included in net income	$ 75	$ 12	$ 4	$ -	$ -	$ 16
Unrealized gains included in other comprehensive income	$ -	$ 101	$ 59	$ 1	$ -	$ 161

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Level 3 equity investments for nine months ended March 31, 2010

	Banking and non-banking institutions	Insurance companies	Funds	Real sector and others	Total
Balance as of July 1, 2009	$ 555	$ 3	$ 719	$ 299	$ 1,576
Transfers into Level 3	-	-	-	37	37
Transfers out of Level 3 (****)	(226)	-	-	(24)	(250)
Total gains (losses) (realized and unrealized) for the nine months ended March 31, 2010 in:					
Net income (loss)	39	(1)	162	64	264
Other comprehensive income (loss)	487	30	-	9	526
Purchases, issuances, sales and settlements:					
Purchases	19	-	169	15	203
Sales	-	-	(86)	(9)	(95)
Settlements and others	59	4	-	(21)	42
Balance as of March 31, 2010	$ 933	$ 36	$ 964	$ 370	$ 2,303
For the nine months ended March 31, 2010:					
Unrealized gains included in net income	$ 39	$ (1)	$ 108	$ 60	$ 206
Unrealized gains included in other comprehensive income	$ 493	$ 30	$ -	$ 10	$ 533

Level 3 derivative assets and derivative liabilities for nine months ended March 31, 2010

	Derivative assets			Derivative liabilities
	Equity	Others	Total	
Balance as of July 1, 2009	$ 328	$ 7	$ 335	$ -
Total gains (losses) (realized and unrealized) for the nine months ended March 31, 2010 in:				
Net income (loss)	12	(6)	6	-
Purchases, issuances, sales and settlements:				
Purchases	57	-	57	-
Settlements and others	(17)	-	(17)	-
Balance as of March 31, 2010	$ 380	$ 1	$ 381	$ -
For the nine months ended March 31, 2010:				
Unrealized (losses) gains included in net income	$ 55	$ 1	$ 56	$ -

Level 3 financial assets and financial liabilities assets for the year ended June 30, 2009

	Trading securities	Loans	Equity investments	Debt securities	Derivative assets	Derivative liabilities
Balance as of July 1, 2008	$ 319	$ 248	$ 1,387	$ 1,620	$ 110	$ (13)
Total gains (losses) (realized and unrealized) for the year ended June 30, 2009 in:						
Net income (loss)	(199)	(74)	(191)	(55)	200	13
Other comprehensive income (loss)	-	-	1	(180)	-	-
Purchases, issuances and settlements, net	(159)	212	593	157	(29)	-
Transfers in (out) of Level 3	895	-	(214)	-	54	-
Balance as of June 30, 2009	$ 856	$ 386	$ 1,576	$ 1,542	$ 335	$ -
For the year ended June 30, 2009:						
Unrealized (losses) gains included in net loss	$ (199)	$ (75)	$ (204)	$ 2	$ 155	$ -
Unrealized (losses) gains included in other comprehensive loss	$ -	$ -	$ 29	$ (149)	$ -	$ -

(***) Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of March 31, 2010.
(****) Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities as of March 31, 2010.
Note: IFC's policy is to recognize transfers in and transfers out at the beginning of the reporting period.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Gains (losses) (realized and unrealized) from trading securities, loans, equity investments and debt securities included in net income for the period are reported on the condensed consolidated income statement in income from liquid asset trading activities, income from loans and guarantees, income (loss) from equity investments and income (loss) from debt securities, respectively.

As of March 31, 2010, equity investments, accounted for at cost less impairment, with a carrying amount of $466 million were written down to their fair value of $374 million ($1,846 million and $1,216 million - March 31, 2009) pursuant to ASC 320, Section 10-35, *Overall, Subsequent Measurements*, paragraph 17 et al thereof (formerly FSP SFAS No. 115-1 and 124-1, *The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments*), resulting in a loss of $92 million, which was included in income from equity investments in the condensed consolidated income statement during the nine months ended March 31, 2010 (loss of $630 million - nine months ended March 31, 2009). The amount of the write down was based on a Level 3 measure of fair value.

NOTE K – SEGMENT REPORTING

For management purposes, IFC's business comprises two segments: client services and treasury services. The client services segment consists primarily of lending, investing in debt and equity securities, and advisory services activities. Operationally, the treasury services segment consists of the borrowing, liquid asset management, asset and liability management and client risk management activities. Consistent with internal reporting, net income (expense) from asset and liability management and client risk management activities in support of client services is allocated to the client services segment.

The assessment of segment performance by senior management includes net income for each segment, return on assets, and return on capital employed. IFC's management reporting system and policies are used to determine revenues and expenses attributable to each segment. Consistent with internal reporting, administrative expenses are allocated to each segment based largely upon personnel costs and segment headcounts. Transactions between segments are immaterial and, thus, are not a factor in reconciling to the consolidated data. The accounting policies of IFC's segments are, in all material respects, consistent with those described in Note A, "Summary of Significant Accounting and Related Policies."

An analysis of IFC's major components of income and expense by business segment for the three and nine months ended March 31, 2010 and 2009 is given below (US$ millions):

	Three months ended March 31,					
	2010			2009		
	Client services	Treasury services	Total	Client services	Treasury services	Total
Income from loans and guarantees	$ 207	$ 2	$ 209	$ 240	$ 2	$ 242
Provision for losses on loans and guarantees	(27)	-	(27)	(123)	-	(123)
Income from debt securities	26	-	26	17	-	17
Income (loss) from equity investments	145	-	145	66	-	66
Income from liquid asset trading activities	-	233	233	-	17	17
Charges on borrowings	7	(1)	6	(97)	(34)	(131)
Other income	36	-	36	24	-	24
Other expenses	(182)	(4)	(186)	(156)	(3)	(159)
Foreign currency transaction (losses) gains on non-trading activities	1	-	1	(69)	-	(69)
Expenditures for advisory services	(12)	-	(12)	(14)	-	(14)
Expenditures for performance-based grants and for IFC SME Ventures for IDA countries	(2)	-	(2)	-	-	-
Net (losses) gains on other non-trading financial instruments accounted for at fair value	(57)	(37)	(94)	(36)	98	62
Net income (loss)	**$ 142**	**$ 193**	**$ 335**	**$ (148)**	**$ 80**	**$ (68)**

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

	Nine months ended March 31,					
	2010			2009		
	Client services	Treasury services	Total	Client services	Treasury services	Total
Income from loans and guarantees	$ 631	$ 10	$ 641	$ 659	$ 10	$ 669
Provision for losses on loans and guarantees	(113)	-	(113)	(348)	-	(348)
Income from debt securities	61	-	61	11	-	11
Income (loss) from equity investments	708	-	708	(476)	-	(476)
Income from liquid asset trading activities	-	684	684	-	148	148
Charges on borrowings	(106)	(37)	(143)	(304)	(126)	(430)
Other income	113	-	113	98	-	98
Other expenses	(539)	(10)	(549)	(519)	(8)	(527)
Foreign currency transaction (losses) gains on non-trading activities	(68)	-	(68)	89	-	89
Expenditures for advisory services	(74)	-	(74)	(94)	-	(94)
Expenditures for performance-based grants and for IFC SME Ventures for IDA countries	(6)	-	(6)	(1)	-	(1)
Net (losses) gains on other non-trading financial instruments accounted for at fair value	(46)	(198)	(244)	(63)	839	776
Grants to IDA	(200)	-	(200)	(450)	-	(450)
Net income (loss)	$ 361	$ 449	$ 810	$ (1,398)	$ 863	$ (535)

NOTE L – PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and MIGA participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.

All costs, assets and liabilities associated with these plans are allocated between IBRD, IFC and MIGA based upon their employees' respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP allocated to IFC for the three and nine months ended March 31, 2010 and 2009 (US$ millions):

	Three months ended March 31,					
	2010			2009		
	SRP	RSBP	PEBP	SRP	RSBP	PEBP
Benefit cost						
Service cost	$ 15	$ 3	$ 1	$ 17	$ 3	$ 1
Interest cost	26	3	2	27	4	2
Expected return on plan assets	(35)	(3)	-	(43)	(4)	-
Amortization of prior service cost	1	*	*	*	*	*
Amortization of unrecognized net loss	3	1	*	-	1	1
Net periodic pension cost	$ 10	$ 4	$ 3	$ 1	$ 4	$ 4

*Less than $0.5 million

	Nine months ended March 31,					
	2010			2009		
	SRP	RSBP	PEBP	SRP	RSBP	PEBP
Benefit cost						
Service cost	$ 45	$ 9	$ 4	$ 51	$ 9	$ 4
Interest cost	79	11	4	81	12	4
Expected return on plan assets	(105)	(11)	-	(129)	(12)	-
Amortization of prior service cost	2	*	*	1	*	*
Amortization of unrecognized net loss	9	3	2	-	2	3
Net periodic pension cost	$ 30	$ 12	$ 10	$ 4	$ 11	$ 11

*Less than $0.5 million

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE M – VARIABLE INTEREST ENTITIES AND OTHER CONSOLIDATED INVESTMENTS

Subsidiaries

IFC has established a wholly owned subsidiary, IFC Asset Management Company, LLC (AMC). AMC manages three Funds - IFC Capitalization (Equity) Fund, L.P. (the Equity Capitalization Fund); IFC Capitalization (Subordinated Debt) Fund, L.P. (the Sub-Debt Capitalization Fund); and IFC African, Latin American and Caribbean Fund, L.P. (the ALAC Fund) (collectively, the AMC Funds).

The Equity Capitalization Fund and Sub-Debt Capitalization Fund

The purpose of the Equity Capitalization Fund and the Sub-Debt Capitalization Fund is to make investments in eligible banks. IFC is a limited partner, and IFC Capitalization (Equity) Fund (GP), LLC, a wholly owned subsidiary of IFC, is the general partner of the Equity Capitalization Fund. IFC is a limited partner and IFC Capitalization (Subordinated Debt) Fund (GP), LLC, a wholly owned subsidiary of IFC, is the general partner of the Sub-Debt Capitalization Fund. IFC intends to invest $775 million in the Equity Capitalization Fund and $225 million in the Sub-Debt Capitalization Fund, subject to IFC Board of Directors approval of IFC's pro rata share of investments to be made by the Equity Capitalization Fund and the Sub-Debt Capitalization Fund.

The ALAC Fund

The purpose of the ALAC Fund is to make investments in companies located in Sub-Saharan Africa, Latin America and the Caribbean. A wholly owned subsidiary of IFC, IFC Founder Partner LLC, is a limited partner, and a wholly owned subsidiary of AMC, IFC African, Latin American and Caribbean Fund (GP) LLC, is the general partner of the ALAC Fund. IFC intends to invest $125 million in the ALAC Fund, subject to IFC Board of Directors approval of IFC's pro rata share of investments to be made by the ALAC Fund.

AMC and the AMC Funds did not have a material impact on the financial position, results of operations or cash flows of IFC as of and for the year ended June 30, 2009 and as of and for the three and nine months ended March 31, 2010.

Variable interest entities

An entity is subject to the ASC 810 VIE Subsections and is called a variable interest entity (VIE) if it lacks: (1) equity that is sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (2) equity investors who have decision-making rights about the entity's operations or if it has equity investors who do not absorb the expected losses or receive the expected returns of the entity proportionally to their voting rights.

A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that absorbs a majority of the expected losses or receives a majority of the expected residual returns or both. The primary beneficiary is required to initially measure the assets, liabilities and non controlling interests of the VIE at their carrying amounts at the date on which it becomes the primary beneficiary. The primary beneficiary is also required to disclose information about the nature, purpose, size, and activities of the VIE, and collateral and recourse creditors may have against the VIE.

An enterprise may hold significant variable interests in VIEs, which are not consolidated because the enterprise is not the primary beneficiary. In such cases, the enterprise is required to disclose information about its involvement with and exposure to the VIE, and about the nature, purpose, size, and activities of the VIE. An enterprise is not required to apply the ASC 810 VIE Subsections to certain entities if, after making an exhaustive effort, it is unable to obtain the information necessary to: (1) determine whether the entity is a VIE; (2) determine if the enterprise is the primary beneficiary of the possible VIE; or (3) perform the accounting required to consolidate a possible VIE. In such cases, the enterprise is required to disclose the number of entities to which the ASC VIE 810 Subsections are not being applied, why the information required to apply the ASC 810 VIE Subsections is not available, the nature, purpose and activities of the entities to which the ASC 810 VIE Subsections are not being applied, and the enterprise's maximum exposure to the entities to which the ASC 810 VIE Subsections are not being applied.

Primary beneficiary

IFC has identified three VIEs in its investment portfolio in which IFC is deemed to be the primary beneficiary at March 31, 2010, and which have been consolidated into these condensed consolidated financial statements.

In October 2009, IFC created a special purpose vehicle, Hilal Sukuk Company, to facilitate a $100 million Sukuk under IFC's borrowings program. Hilal Sukuk Company is a variable interest entity of which IFC is deemed to be primary beneficiary. Accordingly, it has been consolidated into these condensed consolidated financial statements. The consolidation of Hilal Sukuk Company had no material impact on these condensed consolidated financial statements.

The other two consolidated VIEs are in the Collective investment vehicles sector in the Latin America and Caribbean region. As a result of the consolidation of the two investments, IFC's condensed consolidated balance sheet at March 31, 2010 includes additional assets of $17 million in equity investments ($10 million - June 30, 2009), $1 million in receivables and other assets ($0 - June 30, 2009), and additional liabilities of $4 million in payables and other liabilities ($3 million - June 30, 2009).

Other income totaled $3 million during the three months ended March 31, 2010 ($0 - three months ended March 31, 2009) and $10 million during the nine months ended March 31, 2010 ($2 million - nine months ended March 31, 2009). Other expenses totaled $1 million during the three months ended March 31, 2010 ($3 million reduction - three months ended March 31, 2009) and $3 million during the nine months ended March 31, 2010 ($13 million - nine months ended March 31, 2009).

Significant variable interests

IFC has identified 97 investments in VIEs in which IFC is not the primary beneficiary but in which it is deemed to hold significant variable interests at March 31, 2010 (83 investments - June 30, 2009). Based on the most recent available data from these VIEs, the size including committed funding of the VIEs in which IFC is deemed to hold significant variable interests totaled $11,865 million at March 31, 2010 ($9,552 million - June 30, 2009). IFC's total investment in and maximum exposure to loss to these investments in VIEs in which IFC is deemed to hold significant variable interests, comprising both disbursed amounts and amounts committed but not yet disbursed, was $3,236 million at March 31, 2010 ($2,817 million - June 30, 2009).

The regional and sectoral analysis of IFC's investments in these VIEs at March 31, 2010 is as follows (US$ millions):

	March 31, 2010					
	Loans	Equity investments	Debt securities	Guarantees	Risk management	Total
Asia	$ 1,071	$ 117	$ 63	$ -	$ -	$ 1,251
Europe and Central Asia	466	93	11	-	-	570
Latin America and Caribbean	403	91	9	8	3	514
Middle East and North Africa	322	47	-	-	1	370
Sub-Saharan Africa	162	113	-	3	-	278
Other	111	75	62	-	5	253
Total VIE investments	$ 2,535	$ 536	$ 145	$ 11	$ 9	$ 3,236

	March 31, 2010					
	Loans	Equity investments	Debt securities	Guarantees	Risk management	Total
Utilities, oil, gas and mining	$ 466	$ 70	$ 5	$ 7	$ -	$ 548
Transportation and warehousing	494	41	5	-	4	544
Electric Power	456	-	4	-	-	460
Finance and insurance	237	16	113	4	5	375
Collective investment vehicles	31	279	-	-	-	310
Information	170	12	8	-	-	190
Food and beverages	128	10	5	-	-	143
Nonmetallic mineral product manufacturing	54	46	-	-	-	100
Construction and real estate	95	2	-	-	-	97
Agriculture and forestry	91	3	-	-	-	94
Primary metals	81	-	-	-	-	81
Industrial and consumer products	75	4	-	-	-	79
Wholesale and retail trade	55	15	5	-	-	75
Health care	4	34	-	-	-	38
Accommodation and tourism services	34	2	-	-	-	36
Pulp & Paper	31	-	-	-	-	31
Textiles, apparel and leather	21	2	-	-	-	23
Other	12	-	-	-	-	12
Total VIE investments	$ 2,535	$ 536	$ 145	$ 11	$ 9	$ 3,236

NOTE N – CONTINGENCIES

In the normal course of its business, IFC is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, IFC's Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on IFC's financial position, results of operations or cash flows.

REPORT OF INDEPENDENT ACCOUNTANTS



KPMG LLP
2001 M Street, NW
Washington, DC 20036

Report of Independent Accountants

President and Board of Directors
International Finance Corporation:

We have reviewed the condensed consolidated balance sheet of the International Finance Corporation (IFC) as of March 31, 2010, the related condensed consolidated income statements and statements of comprehensive income for the three-month and nine-month periods ended March 31, 2010 and 2009, and the related condensed consolidated statements of changes in capital and cash flows for the nine-month periods ended March 31, 2010 and 2009. These condensed consolidated financial statements are the responsibility of IFC's management.

We conducted our reviews in accordance with the standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet and consolidated statement of capital stock and voting power of the IFC as of June 30, 2009, and the related consolidated income statement and statements of comprehensive income, changes in capital, and cash flows for the fiscal year then ended (not presented herein); and in our report dated August 5, 2009, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of June 30, 2009 is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

KPMG LLP

May 13, 2010

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

Quarter by Month	ExternalId		NotionalAmt	NotionalUSDAmt		InterestRa	SettleDate
3/31/2010							
New Medium and Long-Term Market Borrowings							
	10_80XXXXX	AUD	1,100,000,000.00	1,007,160,000.00		5.75	16-Mar-10
			Sum Of NotionalAmt:	1,100,000,000.00 Of NotionalUSDAmt:	1,007,160,000.00		
	10_64XXXXX	BRL	24,140,000.00	13,043,008.43		8.60	28-Jan-10
	10_65XXXXX	BRL	16,620,000.00	8,979,900.58		8.20	28-Jan-10
	10_71YYYYY	BRL	162,720,000.00	88,401,151.74		8.85	02-Feb-10
	10_73XXXXX	BRL	135,800,000.00	73,949,030.71		8.55	18-Feb-10
	10_76XXXXX	BRL	14,000,000.00	7,729,681.98		8.00	01-Mar-10
			Sum Of NotionalAmt:	353,280,000.00 Of NotionalUSDAmt:	192,102,773.44		
	10_68XXXXX	EUR	6,000,000.00	8,578,200.00		0.80	08-Jan-10
			Sum Of NotionalAmt:	6,000,000.00 Of NotionalUSDAmt:	8,578,200.00		
	10_70XXXXX	JPY	800,000,000.00	8,806,208.38		0.00	04-Feb-10
	10_74XXXXX	JPY	500,000,000.00	5,585,968.05		0.00	05-Feb-10
	10_75XXXXX	JPY	1,147,000,000.00	12,625,901.26		0.00	04-Feb-10
	10_79XXXXX	JPY	428,000,000.00	4,734,775.15		0.00	08-Mar-10
			Sum Of NotionalAmt:	2,875,000,000.00 Of NotionalUSDAmt:	31,752,852.84		
	10_72XXXXX	NZD	7,400,000.00	5,239,570.00		4.37	02-Feb-10
	10_82XXXXX	NZD	275,000,000.00	195,731,250.00		5.38	19-Mar-10
			Sum Of NotionalAmt:	282,400,000.00 Of NotionalUSDAmt:	200,970,820.00		
	10_78XXXXX	TRY	25,000,000.00	16,266,510.51		11.25	02-Mar-10
			Sum Of NotionalAmt:	25,000,000.00 Of NotionalUSDAmt:	16,266,510.51		
	10_69XXXXX	ZAR	30,000,000.00	3,955,174.69		7.14	04-Feb-10
	10_77XXXXX	ZAR	50,000,000.00	6,494,813.89		7.32	01-Mar-10
	10_81XXXXX	ZAR	30,000,000.00	4,070,197.34		7.02	30-Mar-10
			Sum Of NotionalAmt:	110,000,000.00 Of NotionalUSDAmt:	14,520,185.92		
				Sum Of NotionalUSDAmt1:	**1,471,351,342.71**		
Medium and Long-Term Matured Market Borrowings							
	08_61XXXXX	AUD	650,000,000.00	600,177,500.00		6.71	17-Mar-10
			Sum Of NotionalAmt:	650,000,000.00 Of NotionalUSDAmt:	600,177,500.00		
	09_115_B1X	BRL	1,810,000.00	1,012,927.42		7.20	23-Mar-10
	09_137_B1X	BRL	2,470,000.00	1,382,282.16		8.50	23-Mar-10
	09_48_B1XX	BRL	1,860,000.00	1,040,908.84		10.00	23-Mar-10
			Sum Of NotionalAmt:	6,140,000.00 Of NotionalUSDAmt:	3,436,118.42		
	00_45XXXXX	HKD	150,000,000.00	19,292,356.37		8.50	27-Jan-10
			Sum Of NotionalAmt:	150,000,000.00 Of NotionalUSDAmt:	19,292,356.37		
	01_87_B1XX	JPY	1,000,000,000.00	10,998,075.34		0.00	20-Jan-10
	01_92_B1XX	JPY	1,000,000,000.00	10,998,075.34		0.00	20-Jan-10
	02_100_B1X	JPY	1,000,000,000.00	11,047,892.61		0.00	17-Mar-10
	02_103_B1X	JPY	2,000,000,000.00	22,095,785.23		1.10	17-Mar-10
	02_114_B1X	JPY	2,100,000,000.00	23,231,373.42		0.30	08-Mar-10
	02_115_B1X	JPY	1,000,000,000.00	11,139,578.92		0.08	09-Mar-10
	02_121_B1X	JPY	1,000,000,000.00	11,062,558.77		0.00	10-Mar-10
	02_123_B1X	JPY	1,000,000,000.00	11,139,578.92		0.79	09-Mar-10
	02_73_B1XX	JPY	1,000,000,000.00	11,062,558.77		0.00	10-Mar-10
	02_89_B1XX	JPY	3,000,000,000.00	32,994,226.01		0.00	20-Jan-10
	02_91_B1XX	JPY	2,000,000,000.00	21,996,150.67		0.00	20-Jan-10
	02_95_B2XX	JPY	100,000,000.00	1,102,839.81		2.55	11-Mar-10
	03_04_B1XX	JPY	1,000,000,000.00	11,062,558.77		0.00	10-Mar-10
	03_07_B1XX	JPY	1,000,000,000.00	11,062,558.77		0.00	10-Mar-10
	03_116_B1X	JPY	1,500,000,000.00	16,309,666.20		0.00	25-Mar-10
	03_119_B1X	JPY	1,000,000,000.00	10,873,110.80		0.00	25-Mar-10
	03_126_B1X	JPY	1,000,000,000.00	11,068,681.17		0.29	23-Mar-10
	03_22_B1XX	JPY	1,000,000,000.00	11,047,892.61		0.00	17-Mar-10
	03_28_B1XX	JPY	1,000,000,000.00	11,068,681.17		0.00	23-Mar-10
	03_42_B1XX	JPY	1,000,000,000.00	10,998,075.34		0.00	20-Jan-10
	03_43_B1XX	JPY	800,000,000.00	8,838,314.09		0.00	17-Mar-10
	03_71_B1XX	JPY	1,000,000,000.00	11,047,892.61		0.54	17-Mar-10
	03_87_B1XX	JPY	1,000,000,000.00	10,873,110.80		0.00	25-Mar-10
	03_98_B1XX	JPY	900,000,000.00	9,961,813.05		0.00	23-Mar-10
	04_12_B1XX	JPY	1,000,000,000.00	11,139,578.92		0.00	09-Mar-10
	04_16_B1XX	JPY	3,000,000,000.00	33,187,676.31		0.00	10-Mar-10
	04_32_B1XX	JPY	1,000,000,000.00	11,139,578.92		0.00	09-Mar-10
	04_40_B1XX	JPY	1,000,000,000.00	11,139,578.92		0.00	09-Mar-10
	04_54_B1XX	JPY	100,000,000.00	1,102,839.81		0.88	11-Mar-10
	04_59_B1XX	JPY	1,600,000,000.00	17,709,889.87		0.00	23-Mar-10
	04_60_B1XX	JPY	2,500,000,000.00	27,656,396.92		0.00	08-Mar-10
	04_65_B1XX	JPY	500,000,000.00	5,514,199.06		0.00	11-Mar-10
	04_66_B1XX	JPY	1,000,000,000.00	11,062,558.77		0.00	08-Mar-10
	04_67_B1XX	JPY	500,000,000.00	5,514,199.06		0.00	11-Mar-10
	04_69_B1XX	JPY	1,000,000,000.00	11,062,558.77		0.00	08-Mar-10
	04_70_B1XX	JPY	400,000,000.00	4,411,359.25		0.00	11-Mar-10
	04_73_B1XX	JPY	1,000,000,000.00	11,068,681.17		0.00	23-Mar-10
	04_84_B1XX	JPY	1,000,000,000.00	11,005,943.21		0.00	19-Jan-10
	04_89_B1XX	JPY	1,000,000,000.00	11,062,558.77		0.00	08-Mar-10
	05_21_B1XX	JPY	5,000,000,000.00	54,779,512.46		1.78	13-Jan-10
	05_26_B1XX	JPY	1,400,000,000.00	15,345,829.22		2.78	24-Mar-10
	08_55_B1XX	JPY	300,000,000.00	3,307,607.50		0.00	15-Mar-10
	08_58_B1XX	JPY	300,000,000.00	3,244,470.88		0.00	29-Mar-10
			Sum Of NotionalAmt:	52,000,000,000.00 Of NotionalUSDAmt:	573,536,066.98		
	08_12XXXXX	NZD	88,000,000.00	61,925,600.00		7.12	16-Mar-10
			Sum Of NotionalAmt:	88,000,000.00 Of NotionalUSDAmt:	61,925,600.00		
	08_50XXXXX	TRY	6,000,000.00	3,896,989.58		13.67	03-Mar-10
			Sum Of NotionalAmt:	6,000,000.00 Of NotionalUSDAmt:	3,896,989.58		
	03_58_B1XX	USD	14,285,714.30	14,285,714.30		0.00	20-Jan-10

07_32XXXXX	USD	55,000,000.00	55,000,000.00		4.20	01-Feb-10
08_64_B1XX	USD	1,370,000.00	1,370,000.00		9.03	23-Mar-10
09_10_B1XX	USD	1,320,000.00	1,320,000.00		0.00	23-Mar-10
09_111XXXX	USD	100,000,000.00	100,000,000.00		0.86	19-Jan-10
09_118_B1X	USD	38,825,485.44	38,825,485.44		0.00	10-Mar-10
09_127XXXX	USD	32,722,093.64	32,722,093.64			24-Mar-10
		Sum Of NotionalAmt:	243,523,293.38 Of NotionalUSDAmt:	243,523,293.38		
07_29XXXXX	ZAR	500,000,000.00	67,274,378.55		7.90	19-Jan-10
08_39XXXXX	ZAR	329,500,000.00	43,527,080.58		9.94	25-Jan-10
08_45XXXXX	ZAR	150,000,000.00	20,247,150.21		9.48	10-Mar-10
98_06_B4XX	ZAR	304,345,000.00	41,325,955.60		0.00	24-Mar-10
		Sum Of NotionalAmt:	1,283,845,000.00 Of NotionalUSDAmt:	172,374,564.94		
			Sum Of NotionalUSDAmt1:	**1,678,162,489.67**		

Net Short-term Discount Notes Balance for the period ended March 31, 2010 — **Sum Of NotionalUSDAmt1:** **1,303,700,000.00**

Dec 31, 2009 12/31/2009

New Medium and Long-Term Market Borrowings

10_37XXXXX	AUD	2,700,000.00	2,441,745.00		4.75	28-Oct-09
10_44XXXXX	AUD	300,000,000.00	274,965,000.00		5.10	19-Nov-09
10_46XXXXX	AUD	550,000,000.00	510,840,000.00		5.75	13-Nov-09
10_59XXXXX	AUD	80,100,000.00	70,964,595.00		5.12	21-Dec-09
		Sum Of NotionalAmt:	932,800,000.00 Of NotionalUSDAmt:	859,211,340.00		
10_27XXXXX	BRL	50,000,000.00	28,223,871.75		9.25	01-Oct-09
10_28XXXXX	BRL	13,700,000.00	7,707,454.29		8.00	29-Oct-09
10_30XXXXX	BRL	50,000,000.00	28,762,907.35		9.25	09-Oct-09
10_33XXXXX	BRL	75,000,000.00	44,085,231.45		9.25	15-Oct-09
10_34XXXXX	BRL	75,000,000.00	43,560,331.06		9.25	14-Oct-09
10_39XXXXX	BRL	12,770,000.00	7,400,538.96		8.65	25-Nov-09
10_40XXXXX	BRL	13,000,000.00	7,460,545.19		8.00	30-Nov-09
10_45XXXXX	BRL	122,480,000.00	71,281,827.44		9.00	02-Dec-09
10_53XXXXX	BRL	133,990,000.00	75,627,927.98		9.00	17-Dec-09
10_55XXXXX	BRL	14,560,000.00	8,184,833.32		8.30	21-Dec-09
10_56XXXXX	BRL	22,000,000.00	12,367,193.21		8.60	21-Dec-09
10_58XXXXX	BRL	30,000,000.00	17,058,539.22		9.25	15-Dec-09
10_66XXXXX	BRL	28,500,000.00	16,459,717.01		9.25	29-Dec-09
		Sum Of NotionalAmt:	641,000,000.00 Of NotionalUSDAmt:	368,180,918.23		
10_23XXXXX	JPY	350,000,000.00	3,891,050.58		9.45	01-Oct-09
10_41XXXXX	JPY	500,000,000.00	5,700,279.31		0.00	25-Nov-09
10_54XXXXX	JPY	500,000,000.00	5,521,811.15		0.00	21-Dec-09
		Sum Of NotionalAmt:	1,350,000,000.00 Of NotionalUSDAmt:	15,113,141.04		
10_31XXXXX	MXN	60,000,000.00	4,535,661.64		6.00	04-Nov-09
10_43XXXXX	MXN	50,000,000.00	3,873,251.71		6.15	30-Nov-09
		Sum Of NotionalAmt:	110,000,000.00 Of NotionalUSDAmt:	8,408,913.35		
10_32XXXXX	USD	14,000,000.00	14,000,000.00		1.03	16-Oct-09
10_35XXXXX	USD	20,000,000.00	20,000,000.00		5.65	23-Oct-09
10_36XXXXX	USD	250,000,000.00	250,000,000.00		2.00	29-Oct-09
10_38XXXXX	USD	100,000,000.00	100,000,000.00		3.04	03-Nov-09
10_47XXXXX	USD	30,000,000.00	30,000,000.00		5.54	01-Dec-09
10_48XXXXX	USD	30,000,000.00	30,000,000.00		5.54	01-Dec-09
10_49XXXXX	USD	10,000,000.00	10,000,000.00		5.54	01-Dec-09
10_50XXXXX	USD	10,000,000.00	10,000,000.00		5.54	01-Dec-09
10_51XXXXX	USD	10,000,000.00	10,000,000.00		5.54	01-Dec-09
10_52XXXXX	USD	10,000,000.00	10,000,000.00		5.50	02-Dec-09
10_60XXXXX	USD	10,000,000.00	10,000,000.00		5.48	22-Dec-09
10_61XXXXX	USD	10,000,000.00	10,000,000.00		5.48	22-Dec-09
10_62XXXXX	USD	12,500,000.00	12,500,000.00		5.72	22-Dec-09
10_63XXXXX	USD	12,500,000.00	12,500,000.00		5.72	22-Dec-09
		Sum Of NotionalAmt:	529,000,000.00 Of NotionalUSDAmt:	529,000,000.00		
10_67XXXXX	XAF	20,000,000,000.00	43,754,238.55		4.25	16-Dec-09
		Sum Of NotionalAmt:	20,000,000,000.00 Of NotionalUSDAmt:	43,754,238.55		
10_29XXXXX	ZAR	25,000,000.00	3,229,848.97		7.38	04-Nov-09
10_42XXXXX	ZAR	50,000,000.00	6,725,628.01		7.50	30-Nov-09
10_57XXXXX	ZAR	30,000,000.00	3,920,287.49		7.20	21-Dec-09
		Sum Of NotionalAmt:	105,000,000.00 Of NotionalUSDAmt:	13,875,764.47		
			Sum Of NotionalUSDAmt1:	**1,837,544,315.64**		

Medium and Long-Term Matured Market Borrowings

03_96XXXXX	AUD	40,000,000.00	36,904,000.00		0.50	22-Oct-09
08_35XXXXX	AUD	117,000,000.00	105,440,400.00		6.25	16-Dec-09
		Sum Of NotionalAmt:	157,000,000.00 Of NotionalUSDAmt:	142,344,400.00		
01_33XXXXX	GBP	60,000,000.00	98,043,000.00		5.63	07-Dec-09
01_81_B3XX	GBP	20,200,000.00	32,006,900.00		5.50	02-Oct-09
99_11XXXXX	GBP	200,000,000.00	326,810,000.00		5.63	07-Dec-09
99_20XXXXX	GBP	50,000,000.00	81,702,500.00		5.63	07-Dec-09
		Sum Of NotionalAmt:	330,200,000.00 Of NotionalUSDAmt:	538,562,400.00		
02_86_B1XX	JPY	2,000,000,000.00	21,794,801.94		0.00	26-Oct-09
04_75_B1XX	JPY	1,000,000,000.00	11,561,361.93		0.00	27-Nov-09
06_07_B1XX	JPY	1,000,000,000.00	11,052,777.01		0.00	20-Oct-09
07_22_B1XX	JPY	3,000,000,000.00	32,624,653.36		2.28	27-Oct-09
		Sum Of NotionalAmt:	7,000,000,000.00 Of NotionalUSDAmt:	77,033,594.24		
08_37XXXXX	NZD	55,000,000.00	39,701,750.00		7.51	15-Dec-09
		Sum Of NotionalAmt:	55,000,000.00 Of NotionalUSDAmt:	39,701,750.00		
07_16XXXXX	TRY	50,000,000.00	33,331,111.26		18.25	02-Oct-09
		Sum Of NotionalAmt:	50,000,000.00 Of NotionalUSDAmt:	33,331,111.26		
05_12XXXXX	ZAR	370,000,000.00	49,647,769.20		7.00	10-Nov-09
08_19XXXXX	ZAR	30,000,000.00	4,025,494.80		9.06	10-Nov-09
08_26XXXXX	ZAR	80,000,000.00	10,734,652.80		9.12	10-Nov-09
08_36XXXXX	ZAR	340,000,000.00	45,545,880.78		9.84	15-Dec-09
		Sum Of NotionalAmt:	820,000,000.00 Of NotionalUSDAmt:	109,953,797.58		
			Sum Of NotionalUSDAmt1:	**940,927,053.08**		

Net Short-Term Discount Notes for the period ended December 31, 2009 — **Sum Of NotionalUSDAmt1:** **41,700,000.00**

Sep 30, 2009 9/30/2009

New Medium and Long-Term Market Borrowings

10_08XXXXX	AUD	500,000,000.00	414,325,000.00		5.75	31-Jul-09
10_26XXXXX	AUD	18,000,000.00	15,716,700.00		4.00	29-Sep-09
		Sum Of NotionalAmt:	518,000,000.00 Of NotionalUSDAmt:	430,041,700.00		
10_11XXXXX	BRL	10,000,000.00	5,371,290.45		7.50	26-Aug-09
10_16XXXXX	BRL	12,000,000.00	6,700,167.50		8.20	28-Sep-09
10_17YYYYY	BRL	10,000,000.00	5,583,472.92		7.70	28-Sep-09
10_19XXXXX	BRL	100,000,000.00	55,533,959.02		9.25	16-Sep-09
10_21XXXXX	BRL	150,000,000.00	83,280,126.59		9.25	17-Sep-09
		Sum Of NotionalAmt:	282,000,000.00 Of NotionalUSDAmt:	156,469,016.48		
10_22XXXXX	JPY	500,000,000.00	5,513,895.02		1.88	24-Sep-09
		Sum Of NotionalAmt:	500,000,000.00 Of NotionalUSDAmt:	5,513,895.02		
10_09XXXXX	NZD	150,000,000.00	98,610,000.00		6.25	31-Jul-09
		Sum Of NotionalAmt:	150,000,000.00 Of NotionalUSDAmt:	98,610,000.00		
10_24XXXXX	SGD	200,000,000.00	141,242,937.85		1.10	25-Sep-09
		Sum Of NotionalAmt:	200,000,000.00 Of NotionalUSDAmt:	141,242,937.85		
09_152XXXX	TRY	3,000,000.00	1,944,957.70		10.00	14-Jul-09
10_03XXXXX	TRY	125,000,000.00	81,897,398.94		11.25	17-Jul-09
10_04XXXXX	TRY	75,000,000.00	49,138,439.36		17.00	17-Jul-09
10_12XXXXX	TRY	200,000,000.00	137,169,507.22		11.25	05-Aug-09
10_13XXXXX	TRY	255,000,000.00	173,057,346.45		0.50	13-Aug-09
10_20XXXXX	TRY	100,000,000.00	66,515,897.30		11.25	14-Sep-09
		Sum Of NotionalAmt:	758,000,000.00 Of NotionalUSDAmt:	509,723,546.97		
10_01XXXXX	USD	25,000,000.00	25,000,000.00		5.20	15-Jul-09
10_02XXXXX	USD	20,000,000.00	20,000,000.00		5.17	16-Jul-09
10_05XXXXX	USD	30,000,000.00	30,000,000.00		5.04	28-Jul-09
10_06XXXXX	USD	29,933,741.00	29,933,741.00		6.02	30-Jul-09
10_07XXXXX	USD	52,000,000.00	52,000,000.00		0.00	30-Jul-09
10_10XXXXX	USD	30,000,000.00	30,000,000.00		6.00	11-Aug-09
10_14XXXXX	USD	200,000,000.00	200,000,000.00		4.40	14-Aug-09
10_15XXXXX	USD	30,000,000.00	30,000,000.00		6.35	24-Aug-09
10_25XXXXX	USD	500,000,000.00	500,000,000.00		2.25	24-Sep-09
		Sum Of NotionalAmt:	916,933,741.00 Of NotionalUSDAmt:	916,933,741.00		
10_18XXXXX	ZAR	45,000,000.00	6,039,214.63		7.02	28-Sep-09
		Sum Of NotionalAmt:	45,000,000.00 Of NotionalUSDAmt:	6,039,214.63		
			Sum Of NotionalUSDAmt1:	**2,264,574,051.95**		

Medium and Long-Term Matured Market Borrowings

07_15XXXXX	AUD	157,000,000.00	134,603,950.00		5.37	14-Sep-09
		Sum Of NotionalAmt:	157,000,000.00 Of NotionalUSDAmt:	134,603,950.00		
09_114_B1X	BRL	1,710,000.00	909,090.91		7.30	18-Aug-09
		Sum Of NotionalAmt:	1,710,000.00 Of NotionalUSDAmt:	909,090.91		
04_03_B3XX	CAD	11,000,000.00	9,436,794.92		1.00	08-Jul-09
		Sum Of NotionalAmt:	11,000,000.00 Of NotionalUSDAmt:	9,436,794.92		
01_81_B2XX	GBP	14,790,000.00	24,611,299.50		5.50	13-Aug-09
		Sum Of NotionalAmt:	14,790,000.00 Of NotionalUSDAmt:	24,611,299.50		
07_12XXXXX	HKD	750,000,000.00	96,767,950.45		4.45	01-Sep-09
		Sum Of NotionalAmt:	750,000,000.00 Of NotionalUSDAmt:	96,767,950.45		
03_36_B1XX	JPY	2,000,000,000.00	21,699,034.39		0.00	13-Jul-09
05_04_B1XX	JPY	3,000,000,000.00	31,461,381.15		2.06	05-Aug-09
05_06_B1XX	JPY	2,000,000,000.00	21,614,611.48		1.61	09-Sep-09
05_27_B1XX	JPY	2,000,000,000.00	21,701,388.89		1.70	10-Sep-09
		Sum Of NotionalAmt:	9,000,000,000.00 Of NotionalUSDAmt:	96,476,415.91		
07_11XXXXX	MXN	200,000,000.00	15,523,972.90		7.00	25-Aug-09
		Sum Of NotionalAmt:	200,000,000.00 Of NotionalUSDAmt:	15,523,972.90		
00_06XXXXX	NZD	250,000,000.00	160,637,500.00		6.75	15-Jul-09
07_33XXXXX	NZD	70,000,000.00	46,574,500.00		6.70	17-Aug-09
		Sum Of NotionalAmt:	320,000,000.00 Of NotionalUSDAmt:	207,212,000.00		
08_10XXXXX	USD	78,000,000.00	78,000,000.00		3.50	17-Sep-09
09_18XXXXX	USD	100,000,000.00	100,000,000.00		2.88	01-Jul-09
		Sum Of NotionalAmt:	178,000,000.00 Of NotionalUSDAmt:	178,000,000.00		
07_06XXXXX	ZAR	900,000,000.00	110,667,076.54		8.15	11-Aug-09
07_10XXXXX	ZAR	600,000,000.00	76,785,257.23		8.00	25-Aug-09
08_04XXXXX	ZAR	80,000,000.00	10,509,031.20		9.24	10-Sep-09
08_38XXXXX	ZAR	1,500,000,000.00	192,851,632.81		11.00	01-Jul-09
09_04XXXXX	ZAR	500,000,000.00	64,283,877.60		11.00	01-Jul-09
		Sum Of NotionalAmt:	3,580,000,000.00 Of NotionalUSDAmt:	455,096,875.38		
			Sum Of NotionalUSDAmt1:	**1,218,638,349.97**		

Medium and Long-Term Matured IBRD Borrowings

003785_03X	USD	1,190,480.00	1,190,480.00		8.00	01-Sep-09
		Sum Of NotionalAmt:	1,190,480.00 Of NotionalUSDAmt:	1,190,480.00		
			Sum Of NotionalUSDAmt1:	**1,190,480.00**		

Net Short-Term Discount Notes for the period ended Sepember 30, 2009 **Sum Of NotionalUSDAmt1:** **1,159,000,000.00**